GREAT PANTHER SILVER LIMITED

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

INFORMATION CIRCULAR

May 27, 2013

GREAT PANTHER SILVER LIMITED

Suite 800, 333 Seymour Street
Vancouver, British Columbia, Canada V6B 5A6

SHAREHOLDERS OF GREAT PANTHER SILVER LIMITED: These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, or other professional advisors. If you have any questions or require more information with regard to voting your shares of Great Panther Silver Limited, please contact Rhonda M. Bennetto, Vice President, Corporate Communications, at (604) 608-1766.

GREAT PANTHER SILVER LIMITED

Suite 800, 333 Seymour Street
Vancouver, British Columbia, Canada V6B 5A6
Telephone: (604) 608-1766 / Facsimile: (604) 608-1768

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

          TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders of GREAT PANTHER SILVER LIMITED (the “Company”) will be held at Suite 800, 333 Seymour Street, Vancouver, British Columbia, Canada on Thursday, June 27, 2013, at 11:00 a.m. (Pacific Daylight Time), for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2012 and the report of the auditor on those statements;

2.	to set the number of directors at five;

3.	to elect directors of the Company to hold office until the close of the next annual general meeting;

4.	to appoint an auditor of the Company to serve until the close of the next annual general meeting and to authorize the directors to fix the auditor’s remuneration;

5.	to approve the continuation of the Company’s Share Option Plan for a three year period;

6.	to approve amendments to the Company’s Articles as more fully described in the information circular accompanying this Notice; and

7.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

          An information circular accompanies this Notice. The information circular contains details of matters to be considered at the Meeting.

          Regardless of whether a shareholder plans to attend the Meeting in person, we request that each shareholder please complete and deliver the enclosed form of proxy, or follow the other voting procedures, all as set out in the form of proxy and information circular.

          Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the information circular to ensure that their shares will be voted at the Meeting. A shareholder who holds shares through a brokerage account is not a registered shareholder.

DATED at Vancouver, British Columbia, May 27, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) R.W. (Bob) Garnett
Chairman of the Board

i

GREAT PANTHER SILVER LIMITED

Suite 800, 333 Seymour Street
Vancouver, British Columbia, Canada V6B 5A6
Telephone: (604) 608-1766 / Facsimile: (604) 608-1768

INFORMATION CIRCULAR
(unless otherwise specified, information is as of May 27, 2013)

            This Information Circular is furnished in connection with the solicitation of proxies by the management of Great Panther Silver Limited (the “Company” or “Great Panther”) for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held at Suite 800, 333 Seymour Street, Vancouver, British Columbia, Canada on Thursday, June 27, 2013, at 11:00 a.m. (Pacific Daylight Time), for the purposes set forth in the accompanying notice of the Meeting.

            In this Information Circular, references to “we” and “our” refer to the Company. The “board of directors” or the “Board” refers to the board of directors of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Great Panther shareholders” and “shareholders”, refer to shareholders of the Company. “Beneficial Shareholders” means shareholders of the Company who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

            The board of directors has approved the contents and the sending of this Management Information Circular. All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

            The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company or by solicitation agents engaged by the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

            The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

            The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

            In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy, for the continuation of the Company’s Share Option Plan (defined under “Approval of Continuation of Share Option Plan”) and for the approval to the amendment of the Company’s Articles (defined under “Approval of Amendments to the Articles”). However, under NYSE MKT Exchange (“NYSE MKT”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of directors, the continuation of the Company’s Share Option Plan and the approval of amendment of the Company’s Articles. The ratification of the appointment of the Company’s auditors, qualifies as a “routine” proposal that brokers may vote upon without having received specific voting instruction from the beneficial owner; any broker “non-votes” with respect to this matter will not be considered votes “cast” and therefore will have no effect on the vote with respect to the appointment of the auditors.

Registered Shareholders

            If you are a registered shareholder (a shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the Proxy and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or hand delivery to 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to the toll free number given in the Proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet at Computershare’s website, www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number.

            In all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

            The following information is of significant importance to shareholders of the Company who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders or as set out in the following disclosure.

            If Common Shares are listed in an account statement provided to a Company shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

            Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Company shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

            There are two kinds of Beneficial Shareholders – those who object to their identity being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing their identity (called “NOBOs” for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

            The Company is relying on the provisions of National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” that permit it to deliver proxy-related materials indirectly to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from Broadridge Financial Solutions, Inc. (“Broadridge”) on behalf of your intermediary. Voting can be completed by filling out and signing the VIF and returning it in the return envelope provided, or by voting by telephone or the Internet, in each case as set out in the instructions provided on the VIF.

            These securityholder materials are being sent to both registered and non-registered owners of the Common Shares of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address, and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

Objecting Beneficial Owners

            Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

            The VIF supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company, and who can be yourself), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting. To exercise this right, insert the name of the desired representative, who may be you, in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile, or provided to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

            This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia and the securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Proxies

            In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it:

(a)

by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or to the Company at the address of the registered office of the Company at 333 Seymour Street, Suite 800, Vancouver, British Columbia, V6B 5A6, at any time up to and including the last business day before the day of the Meeting or, if the Meeting is adjourned, the last business day before any reconvening thereof, or to the chairman of the Meeting at the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	by personally attending the Meeting and voting the registered shareholder’s Common Shares.

            A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

            To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for election as a director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the approval of the continuation of the Company’s Share Option Plan (see “Approval of Continuation of Share Option Plan”).

RECORD DATE AND VOTING SECURITIES

Record Date

            The board of directors has fixed May 17, 2013 as the record date (the “Record Date”) for the determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either (i) attend the Meeting personally (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Common Shares voted at the Meeting.

Voting Securities

            Great Panther’s authorized share capital consists of an unlimited number of Common Shares without par value, and an unlimited number of Class A preferred shares without par value, issuable in series and an unlimited number of Class B preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GPR” and on the NYSE MKT under the symbol “GPL”. As of May 17, 2013, there were 138,095,052 Common Shares issued and outstanding and no preferred shares issued and outstanding.

            Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders. No group of shareholders of the Company has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares, other than as described under “Number of and Election of Directors – Nominees for Election”.

            To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at May 17, 2013.

NUMBER OF AND ELECTION OF DIRECTORS

            Pursuant to the terms of the Company’s Articles, the number of directors may be fixed or changed by ordinary resolution, subject to a limited right of the Board to increase the number of directors between shareholder meetings. The number of directors was last fixed by shareholders of the Company at five and the Board proposes that the number of directors be fixed at five. Therefore, at the Meeting, shareholders will be asked to approve an ordinary resolution that the number of directors be fixed at five.

            The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until immediately before the election of directors at the next annual general meeting of shareholders, or if no director is then elected, until a successor is elected, or until he or she otherwise ceases to hold office under the BCA or the terms of the Articles.

Majority Voting for Directors

            The Board has adopted a policy stipulating that if the votes in favour of the election of a nominee director at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting to the Board, to be effective upon acceptance by the Board. The Nominating and Corporate Governance Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board will determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The nominee will not participate in any Nominating and Corporate Governance Committee or Board deliberations on the offered resignation. The policy does not apply in circumstances involving contested director elections.

Advance Notice Policy

            The Board adopted an advance notice policy (the “Advance Notice Policy”) effective May 24, 2013. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCA or (ii) a shareholder proposal made pursuant to the provisions of the BCA.

            The purpose of the Advance Notice Policy is to foster a variety of interests of the Shareholders and the Company by ensuring that all Shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

            The Board intends to place the provisions of the Advance Notice Policy before the Shareholders of the Company as an amendment to the Articles of the Company for approval at the Meeting. If the approval of the amendment is not received at the Meeting by ordinary resolution of Shareholders, the Advance Notice Policy will terminate and be of no further force and effect following the termination of the Meeting. See “Approval of Amendment to Articles – Advance Notice Provisions”.

            The foregoing is merely a summary of the Advance Notice Policy, is not comprehensive and is qualified by the full text of such policy, a copy of which is available on the Company’s website.

            As of the date of the Management Information Circular, the Company has not received notice of a nomination in compliance with the Advance Notice Policy.

Nominees for Election

            The Company has set forth five nominees for election to the board of directors of the company. Voting for the election of the five nominee directors will be conducted on an individual basis. All of the five nominees for election at the Meeting are currently directors of Great Panther. All nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting.

            The following disclosure sets out, as at the date of this Information Circular, (a) the names of management’s nominees for election as directors and their residency, (b) all major offices and positions with the Company each now holds, (c) each nominee’s principal occupation, business or employment, (d) the period of time during which each has been a director of the Company, and (e) the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction. For each nominee’s principal occupation, business or employment for the five preceding years, see “Election of Directors – Principal Occupation, Business or Employment of Nominees”.

            Unless authority to do so with respect to one or more directors is withheld and subject to NYSE MKT rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the election of each of the nominees set forth in this Information Circular. Great Panther’s management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote for the election of any other person or persons in place of any nominee or nominees unable to serve.

Common Shares
Nominee Name, Position with the	Occupation, Business or	Period as a Director	Beneficially Owned
Company and Residency	Employment	of the Company	or Controlled(5)

ROBERT A. ARCHER, P.Geo. Chief Executive Officer and Director British Columbia, Canada Non-Independent	Chief Executive Officer of the Company; President, Chief Executive Officer of Cangold Limited; President of Platoro Resource Corp., Chairman of Altair Gold Inc.	Since April 27, 2004	1,251,300(6)

Common Shares
Nominee Name, Position with the	Occupation, Business or	Period as a Director	Beneficially Owned
Company and Residency	Employment	of the Company	or Controlled(5)

R.W. (BOB) GARNETT, CA, ICD.D(1)(2)(3) Chairman and Director British Columbia, Canada Independent	Commissioner, Financial Institutions Commission; Director of VRX Worldwide Inc.; President of Sagebrush Golf and Sporting Club.	Since May 3, 2011	20,000 (7)

KENNETH W. MAJOR, P.Eng.(1)(3)(4) Director British Columbia, Canada Independent	Independent mineral processing consultant for precious and base metals mining, KWM Consulting Inc. Director of Cangold Limited.	Since March 11, 2011	nil(8)

P. JOHN JENNINGS, CFA(1)(2)(4) Director British Columbia, Canada Independent	Senior Client Partner, Korn/Ferry International.	Since June 28, 2012	nil(9)

GEOFFREY CHATER, B.Sc.(2)(3)(4) Director British Columbia, Canada Independent	Principal, Namron Advisors, 1998 to present; President of Valley High Ventures, 2010 to 2011; Vice President, Corporate Development Greystar Resources Ltd. 2009 to 2010; Manager of Corporate Relations, First Quantum Minerals Ltd. 1999 to 2008; Manager Corporate Relations, Nevada Pacific Gold Ltd. 1997 to 1999.	Since May 14, 2013	nil

____________________
Notes:

(1)	Messrs. Garnett, Major and Jennings are members of the Audit Committee.
(2)	Messrs. Garnett, Jennings and Chater are members of the Compensation Committee.
(3)	Messrs. Garnett, Major and Chater are members of the Nominating and Corporate Governance Committee.
(4)	Messrs. Major, Jennings and Chater are members of the Safety, Health and Environment Committee.
(5)

The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished to the Company or has been extracted from insider reports filed by the respective nominees and publicly available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

(6)

Mr. Archer holds 1,191,300 common shares directly and 60,000 common shares indirectly through Platoro Resource Corp., a company controlled by Mr. Archer. Mr. Archer also holds options to purchase 150,000 Common Shares at an exercise price of $0.45 expiring on February 8, 2014, options to purchase 175,000 Common Shares at an exercise price of $0.70 per share expiring on September 3, 2014, and options to purchase 100,000 Common Shares at an exercise price of $1.71 expiring on August 16, 2017.

(7)

Mr. Garnett’s shares are held indirectly through a retirement savings plan and through Roban Management Inc., a company controlled by Mr. Garnett. He also holds options to purchase 200,000 Common Shares at an exercise price of $2.40 expiring on December 5, 2016 and options to purchase 100,000 Common Shares at an exercise price of $1.71 expiring on August 16, 2017.

(8)	Mr. Major holds options to purchase 200,000 Common Shares at an exercise price of $2.40 expiring on December 5, 2016.
(9)	Mr. Jennings holds options to purchase 200,000 Common Shares at an exercise price of $1.71 expiring on August 16, 2017.

Principal Occupation, Business or Employment of Nominees

Robert A. Archer, P.Geo. – Chief Executive Officer and– Director

            Mr. Archer has a B.Sc. (Hons.) degree in Geology from Laurentian University in Ontario and is a registered Professional Geologist. He has more than 15 years of experience working with major mining companies including Newmont Exploration Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd., and Noranda Exploration Inc. In the past 17 years, he has held various positions at the senior management level of junior exploration and producing companies. He is the Chief Executive Officer and a Director of the Company. Mr. Archer is President and Chief Executive Officer and a Director of Cangold Limited, a junior mineral and exploration development company whose primary focus is precious metals, especially gold. Cangold Limited is based in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V) under the trading symbol CLD. Mr. Archer is also Director and Member of the Audit Committee of Altair Gold Inc. Altair Gold Inc. is a junior gold mining company with property in southeastern British Columbia and listed on the TSX-V under the trading symbol AVX.

R.W. (Bob) Garnett, CA, ICD.D – Chairman and Director

            Mr. Garnett is a Chartered Accountant in the Province of British Columbia (1973) and obtained a Bachelor of Arts (Commerce) from Simon Fraser University in 1972. In 2007 he completed the Certified Director’s Program with the Institute of Corporate Directors. In May, 2012 he was appointed a Commissioner of the Financial Institutions Commission by the Lieutenant Governor in Council on the recommendation of the Minister of Finance. The Financial Institutions Commission is an agency of the provincial government, which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Garnett also currently serves on the board of VRX Worldwide Inc., a Vancouver based company which manages and distributes high-quality media content for travel consumers. Mr. Garnett is also chair of the Audit Committee of VRX Worldwide Inc. Mr. Garnett currently serves as President of Sagebrush Golf and Sporting Club, a golf club located in Merritt, British Columbia. From 2008 to 2011 he was a director and chair of the Audit Committee of the South Coast British Columbia Transportation Authority (Translink) and during 2011 he was the Vice-Chair. From 1996 to 2010, Mr. Garnett was President of PDG Management Partners, Inc. which most recently owned US and Canadian based companies in the same day courier industry. From 2009 to 2010 he was a director and member of the Audit Committee of Central 1 Credit Union which is the liquidity provider to credit unions in Ontario and British Columbia.

Kenneth W. Major, P.Eng. – Director

            Mr. Major graduated from McGill University with a degree in Metallurgical Engineering in 1976. He brings to the Company more than 36 years of experience in the mining industry, including operations and management with Sherritt Gordon Mines and Newmont Mining. In 1987 Mr. Major joined Kilborn Engineering in Vancouver as a Senior Process Engineer and Project Manager. In 1994 he became an owner/partner in the start of Rescan Engineering Ltd., an engineering company providing feasibility study and detailed engineering services to the mining industry. Rescan Engineering Ltd. was subsequently acquired by HATCH Engineers and became the global hub for the development of mining and mineral processing engineering opportunities. In 2006 Mr. Major left HATCH Engineers to become an independent processing consultant, KWM Consulting Inc., and has continued to provide services to the mining community, including major companies such as Newmont Mining, Goldcorp and Agnico-Eagle. Mr. Major currently serves on the board of Cangold Limited and is a member of the Audit Committee.

P. John Jennings, CFA – Director

            Mr. Jennings is a Chartered Financial Analyst who has almost three decades of experience in the Canadian and International financial services sectors, as Chief Executive Officer of a Canadian investment dealer and, thereafter, a senior investment banker providing strategic advice, raising capital and executing mergers and acquisitions, primarily for middle-market companies. He is currently a Senior Client Partner at Korn/Ferry International, an executive search firm, and prior to that, he was the Chief Operating Officer with a privately held real estate development, management and investment firm. He earned a Master’s in Business Administration from London Business School in London, England and a bachelor’s degree in chemistry from the University of Western Ontario in London, Ontario.

Geoffrey Chater – Director

            Mr. Chater is a graduate of Texas Christian University, with a B.Sc. in Geology. Mr. Chater is the principal of Namron Advisors, a capital markets consultancy he founded in 1998 that provides advice related to corporate strategy, transaction related business development and capital markets relationship development, financing and communications. He has over 24 years of experience in the mineral and mining industries operating in North America, South America and Africa. He has spent the majority of his career as a liaison between public companies and the financial industry, in particular with analysts and institutional investors. Recently he served as President of Valley High Ventures Ltd., until the Company was sold to its joint venture partner in 2011. From 1999 to 2008, he was Manager of Corporate Relations for First Quantum Minerals Ltd., a TSX and LSE listed copper-gold mining company operating in Africa. Prior to joining First Quantum he held positions with Nevada Pacific Gold Ltd., Eldorado Gold Corporation, Ivanhoe Capital Corporation, Fairbanks Gold Ltd. and Cornucopia Resources Ltd. He is currently a Director of Bearing Resources Ltd., Kiska Metals Ltd., Lara Exploration Ltd., Luna Gold Corp. and Reservoir Minerals Inc.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

            No proposed director is, as at the date of this Information Circular, or has been, within the last 10 years before the date of this Information Circular, a director, chief executive officer, or chief financial officer of any company (including Great Panther) that was:

(a)

subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

            No proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including Great Panther) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

            No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

            KPMG LLP, Chartered Accountants, 777 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company to serve until the close of the next annual general meeting of shareholders, at a remuneration to be fixed by the directors.

            Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of shareholders and the authorization of the directors to fix the remuneration of the auditor.

APPROVAL OF CONTINUATION OF SHARE OPTION PLAN

            Under the rules, regulations and policies of the TSX (the “TSX Policies”), listed issuers must obtain shareholder approval for the renewal of any security based compensation arrangement that does not have a fixed maximum aggregate of securities issuable, including all unallocated options, rights or other entitlements under such security based compensation arrangement. The renewal must be obtained every three years.

            The Company’s Amended and Restated Incentive Share Option Plan (2007) dated for reference June 28, 2007 (the “Share Option Plan”) was last approved by shareholders of the Company at the annual and special meeting of shareholders held on June 30, 2010. Accordingly, the Company will be seeking a renewal of the Share Option Plan at the Meeting.

            Pursuant to the Share Option Plan, a maximum of 10% of the Company’s issued and outstanding Common Shares can be reserved for issuance under the Share Option Plan from time to time (which as at the date hereof, represents 13,809,505 Common Shares), less any Common Shares reserved for issuance under other share compensation arrangements. As of May 27, 2013, options to purchase an aggregate of 6,029,600 Common Shares (representing approximately 4.37% of the issued and outstanding Common Shares) are outstanding under the Share Option Plan. Therefore, unallocated options to purchase an aggregate of 7,779,905 Common Shares, representing approximately 5.63% of the issued and outstanding Common Shares, remain available for issuance under the Share Option Plan.

            For a detailed discussion of the Share Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Share Option Plan”. A copy of the Share Option Plan is available upon request from the Company’s Corporate Secretary, at Suite 800, 333 Seymour Street, Vancouver, British Columbia, telephone number 604-608-1766, or fax number 604-608-1768, or email info@greatpanther.com, free of charge to security holders of the Company. At the Meeting, shareholders will be asked to consider and pass substantially the following ordinary resolution (the “Share Option Plan Resolution”):

RESOLVED THAT:

1.	the continuation of the Company’s Amended and Restated Incentive Share Option Plan (2007) dated for reference June 28, 2007 (the “Share Option Plan”) is hereby approved; and

2.	the available and unallocated options issuable pursuant to the Share Option Plan are hereby approved and authorized for grant until June 27, 2016.

            An ordinary resolution is a resolution passed by a simple majority of the votes cast in person or by proxy. Unless otherwise indicated and subject to NYSE MKT rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the Share Option Plan Resolution.

            The Share Option Plan benefits the Company’s shareholders by enabling the Company to attract and retain personnel of the highest caliber by rewarding them for their contribution to the generation of shareholder value, and aligning the interests of the Company’s directors and officers with those of the Company’s shareholders. Accordingly, the Board recommends that shareholders vote in favour of the Share Option Plan Resolution.

            All previously allocated options will continue unaffected regardless of the outcome of the vote. However, should the Share Option Plan Resolution not be approved by the shareholders, the Company will no longer be able to make option grants under the Share Option Plan, and all allocated options will no longer be available for reallocation if they are cancelled, or expire unexercised. Any future option grants then would require shareholder approval.

APPROVAL OF AMENDMENTS TO THE ARTICLES

            The following is an overview of the proposed amendments to the Articles, which is qualified in its entirety by reference to the text of the amendments to the Articles attached as Appendix A and Appendix B to this Information Circular. A blackline version showing the changes to be made in the Articles as compared to the current Articles can be obtained upon request to the Company’s Corporate Secretary, at Suite 800, 333 Seymour Street, Vancouver, British Columbia, telephone number 604-608-1766, or fax number 604-608-1768 or email info@greatpanther.com.

Advance Notice Provision

Introduction

            The Company proposes to adopt an advance notice requirement for director nominations provision (the “Advance Notice Provision”). The Advance Notice Provision will: (i) facilitate orderly and efficient annual general or, where the need arises, special, meetings; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote.

Purpose of the Advance Notice Provision

            The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. The Advance Notice Provision is the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

Effect of the Advance Notice Provision

            Subject only to the BCA and the Amended Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCA or a requisition of the shareholders made in accordance with the provisions of the BCA; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in the Advance Notice Provision and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in the Advance Notice Provision.

            In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company.

            To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made: (a) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the 10th day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above. Notwithstanding the foregoing, the Board may, in its sole discretion, waive the time periods summarized above.

            To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth: (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (D) a statement as to whether such person would be “independent” of the Company (within the meaning of applicable securities law) if elected as a director at such meeting and the reasons and basis for such determination; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below).

            No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Provision; provided, however, that nothing in the Advance Notice Provision shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the BCA. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

            For purposes of the Advance Notice Provision: (a) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (b) “Applicable Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each applicable provinces and territories of Canada.

            Notwithstanding any other provision of the Advance Notice Provision, notice or any delivery given to the Corporate Secretary of the Company pursuant to the Advance Notice Provision may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Corporation has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

            At the Meeting, shareholders will be asked to consider and pass substantially the following ordinary resolution (the “Advance Notice Amendment to the Articles Resolution”):

RESOLVED THAT:

1.

The existing Articles of the Company be amended to adopt, as new Article 14.12, the Advance Notice Provisions in the form attached as Appendix A to the Information Circular dated May 27, 2013 (the “Information Circular”).

2.

Pursuant to section 259 of the BCA, all alterations of the Articles of the Company set forth in the form attached as Appendix A to the Information Circular shall not take effect until a copy of this resolution is received for deposit at the Company’s records office.

3.

Any one director or officer of the Company be authorized to execute and deliver all such documents and instruments, and to do such further acts, as may be necessary to give full effect to this resolution or as may be required to carry out the full intent and meaning thereof.

4.	The directors of the Company be and are authorized to revoke this resolution before it is acted on without further approval of the shareholders of the Company.

            An ordinary resolution is a resolution passed by a simple majority of the votes cast in person or by proxy. Unless otherwise indicated and subject to NYSE MKT rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the Advance Notice Amended Articles Resolution.

            Management and the Board recommend that shareholders vote FOR the ordinary resolution approving the Amended Articles. The management proxyholders intend to vote FOR the ordinary resolution approving the Amended Articles, except in relation to Common Shares held by a shareholder who instructs otherwise.

            It is intended that the foregoing ordinary resolution will be voted on at the Meeting and, if passed, the Amended Articles will be filed at the records office of the Company.

General Amendments - Technological Enhancement and Legal Modernization

            In recent years, the acceleration of technological advancement has influenced and changed how public companies are managed and operated. The Company desires to enhance the provisions of its Articles dealing with the use of electronic alternatives to the fullest extent permitted by the BCA. Specifically, the amendments to the Articles permit the use of electronic record-keeping and uncertificated securities.

Chairing Shareholder Meetings

            The Articles provide that chair of the Board shall preside as chair of shareholder meetings, but if the chair of the Board is absent or determines not to act as chair of the shareholder meeting, the president (if any) of the Company shall serve. The amendments to the Articles provide that a solicitor for the Company may chair a shareholder meeting.

            At the Meeting, shareholders will be asked to consider and pass substantially the following ordinary resolution (the “General Amendments to the Articles Resolution”):

RESOLVED THAT:

1.

The existing Articles 2.3, 2.4, 5.4 and 11.10 of the Company be amended as set out in Appendix B to the Information Circular dated May 27, 2013 (the “Information Circular”), to delete the language which is stricken out and to add the language which is underlined therein.

2.

Pursuant to section 259 of the BCA, all alterations of the Articles of the Company set forth in the form of the Amended Articles attached as Appendix B to the Information Circular shall not take effect until a copy of this resolution is received for deposit at the Company’s records office.

3.

Any one director or officer of the Company be authorized to execute and deliver all such documents and instruments, and to do such further acts, as may be necessary to give full effect to this resolution or as may be required to carry out the full intent and meaning thereof.

4.	The directors of the Company be and are authorized to revoke this resolution before it is acted on without further approval of the shareholders of the Company.

            An ordinary resolution is a resolution passed by a simple majority of the votes cast in person or by proxy. Unless otherwise indicated and subject to NYSE MKT rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the General Amendments to the Articles Resolution.

            Management and the Board recommend that shareholders vote FOR the ordinary resolution approving the Amended Articles. The management proxyholders intend to vote FOR the ordinary resolution approving the Amended Articles, except in relation to Common Shares held by a shareholder who instructs otherwise.

            It is intended that the foregoing ordinary resolution will be voted on at the Meeting and, if passed, the Amended Articles will be filed at the records office of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

            Corporate governance refers to the policies and structure of a company’s board of directors, whose members are elected by and are accountable to the shareholders of that company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to following sound corporate governance practices, as such practices are both in the interests of the Company and shareholders and help to contribute to effective and efficient decision-making. In support of this objective, the Board has adopted corporate governance policies, including the following which are available on the Company’s website at www.greatpanther.com:

(a)	Code of Business Conduct and Ethics; and

(b)	Whistleblower Policy.

            The following disclosure has been prepared under the direction of the Nominating and Corporate Governance Committee and has been approved by the Board.

Board of Directors

            The Board of the Company facilitates its exercise of independent supervision over management by ensuring representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board has reviewed the relationship between each current and proposed director and the Company with a view to determining independence. Based on that review, four of the five directors are independent. Below is a summary of the basis of the Board’s determinations:

Name	Independence status	Basis for determination of non-independence
ROBERT A. ARCHER	Not independent

Mr. Archer is considered to have a material relationship with the Company because he currently serves as the Chief Executive Officer of the Company and was also the President of the Company from April 27, 2004 to July 18, 2012.

R.W. (BOB) GARNETT	Independent	Not applicable – no material relationship
KENNETH W. MAJOR	Independent	Not applicable – no material relationship
P. JOHN JENNINGS	Independent	Not applicable – no material relationship
GEOFFREY CHATER	Independent	Not applicable – no material relationship

Other Reporting Issuer Experience

     The following table provides details regarding directorships and committee appointments held by the directors in other reporting issuers. Other than as set out below under “Interlocking Directorships”, no director of the Company serves on the board of any other reporting issuer with any other director of the Company.

Name	Other Reporting Issuer Directorships	Other Reporting Issuer Committee Appointments
ROBERT A. ARCHER	Cangold Limited Altair Gold Inc.	N/A Audit Committee (Chair)
KENNETH W. MAJOR	Cangold Limited	Audit Committee
R.W. (BOB) GARNETT	VRX Worldwide Inc.	Audit Committee (Chair)
GEOFFREY CHATER	Bearing Resources Ltd. Kiska Metals Ltd. Lara Exploration Ltd. Luna Gold Corp. Reservoir Minerals Inc.	Board of Directors (Executive Chairman) Board of Directors (Chair) Audit Committee N/A N/A Audit Committee (Chair) Compensation Committee Corporate Governance & Nomination Committee

            No director of the Company is, or has been in the last three years, employed as an executive officer of another company where any of the Company’s current executive officers at the same time serve or served on that company’s compensation committee.

Interlocking Directorships

            Robert A. Archer and Kenneth W. Major are directors of the Company who serve together as directors on the board of Cangold Limited (“Cangold”). Mr. Major has been appointed to Cangold’s Audit Committee. Mr. Archer is not a member of any of Cangold’s Committees.

Committee Composition

            There are currently four committees of the Board: (a) the Audit Committee, (b) the Compensation Committee, (c) the Nominating and Corporate Governance Committee and (d) the Safety, Health and Environment Committee. All four committees are each comprised solely of independent directors.

            The Board Committees that were in place during the financial year ended December 31, 2012, their members and the number of times each Board Committee met during the year are set out below.

Board Committee	Members	Number of Meetings in 2012
Audit Committee	R.W. (Bob) Garnett (Chair) Kenneth W. Major P. John Jennings John T. Kopcheff(1)	5
Compensation Committee	P. John Jennings (Chair) R.W. (Bob) Garnett J.R.H. (Dick) Whittington(2)	4
Nominating and Corporate Governance Committee	J.R.H. (Dick) Whittington (Chair)(2) R.W. (Bob) Garnett Kenneth W. Major John T. Kopcheff(1)	2
Safety, Health and Environment Committee(3)	Kenneth W. Major (Chair) P. John Jennings J.R.H. (Dick) Whittington(2)	1

____________________
Notes:

(1)	Mr. Kopcheff did not stand for re-election at the June 28, 2012 AGM and ceased to be a director on that date.
(2)	Mr. Whittington resigned as a Director of the Company on January 22, 2013.
(3)	New Committee formed in December 2012.

Meeting Attendance Record

            Directors are expected to attend all meetings of the Board and the committees of which they are members in person, although attendance by telephone is acceptable in appropriate circumstances, to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director is expected to contact the Chairman, the Chief Executive Officer or the Corporate Secretary as soon as possible for a briefing on the substantive elements of the meeting. The following tables set out the attendance of directors at meetings of the Board during the year ended December 31, 2012.

            The independent directors hold regularly scheduled meetings at which non-independent directors and members of management do not attend. The Board holds in-camera meetings which are attended only by the independent directors regularly as part of board meetings and Audit Committee meetings. During the financial year ended December 31, 2012, the independent directors held six in-camera meetings at the end of each quarterly board meeting and four in-camera meetings at the end of the Audit Committee meetings. The in-camera meetings of the Audit Committee were also attended by the Company’s auditors.

Name	Number of Board Meetings	Number of Board Meetings Attended	Individual Attendance Rate
ROBERT A. ARCHER	8	8	100%
R.W. (BOB) GARNETT	8	8	100%
KENNETH W. MAJOR	8	8	100%
P. JOHN JENNINGS(1)	6	6	100%
J.R.H. (DICK) WHITTINGTON(1)	6	6	100%
JOHN T. KOPCHEFF(2)	2	2	100%

____________________
Notes:

(1)	Messrs. Jennings and Whittington were appointed to the Board on June 28, 2012 and attended all 2012 Board meetings subsequent to their appointments.
(2)	Mr. Kopcheff did not stand for re-election at the last AGM and ceased to be a director on June 28, 2012. He attended all 2012 Board meetings during the time he was a director of the Company.

            The Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management’s discussion and analysis of operating results and related filings. Other Committees hold regular meetings throughout the year as required.

Mandate and Charters

            The Board has developed and approved a written mandate for the Board and formal charters for each Committee. Copies of the Board mandate and Committee charters can be found on our website at www.greatpanther.com. Summaries of the mandate of the Board and the responsibilities of each Board Committee are set out below.

Mandate of the Board

            The directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business, to supervise management and to act with a view towards the best interests of the Company. The Board of Directors has adopted a Board Mandate (the “Board Mandate”). The principles set out in the Board Mandate define the parameters for the implementation and achievement of corporate goals and objectives. The Board Mandate requires compliance from each director in letter and spirit. Each director will execute his/her duties as a member of the Board in accordance with the terms contained in the Board Mandate. In discharging its Board Mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

strategic planning, including:

o	participation with management in the development of, and annual approval of, a strategic plan that takes into consideration, among other things, the risks and opportunities of the business;

o	approval of annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

o	directing management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

o	approval of entry into, or withdrawal from, lines of business that are, or are likely to be, material to the Company; and

o	approval of material acquisitions and divestitures;

financial and corporate matters, including:

o	taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

o	approval of financings and the incurrence of material debt outside the ordinary course of business; and

o	approval of commencement or settlement of material litigation;

business and risk management, including:

o	ensuring that management identifies the principal risks of the Company’s business and implements appropriate systems to manage the risks;

o	approval of any plans to hedge sales; and

o	evaluation of, and assessing, information provided by management and others about the effectiveness of risk management systems; and

policies and procedures, including:

o	approval of, and monitoring of compliance with, all significant policies and procedures that govern the Company’s operations;

o	approving and acting as guardian of the Company’s corporate values; and

o	directing management to ensure that the Company operates within applicable laws and regulations and to the highest ethical and moral standards.

            A copy of the Board Mandate, setting out its mandate is attached as Appendix C to this Information Circular and is available for viewing on our website at www.greatpanther.com.

Audit Committee

            The Audit Committee is responsible for overseeing the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Audit Committee’s role is to support the Board in meeting its’ responsibilities to shareholders, review and enhance the independence of the external auditor, facilitate effective communication between management and the external auditor, provide a link between the external auditor and the Board, and increase the integrity and objectivity of financial reports and public disclosure. The full text of the Audit Committee Charter is available for viewing on our website at www.greatpanther.com. More information about the Audit Committee, as well as a copy of its Charter is attached as Appendix A to the Annual Information Form (the “AIF”) which was filed on SEDAR at www.sedar.com on March 13, 2013.

            The Audit Committee has complete and unrestricted direct access to the external auditor and is responsible for approving the nomination, and establishing the independence, of the external auditor. The role of the Audit Committee has been discussed at various times with the external auditor.

Compensation Committee

            The role of the Compensation Committee includes evaluating the performance of the Chief Executive Officer and the Board, approving all compensation for executive officers and directors, recommending compensation plans, including equity-based compensation plans to the Board, and reviewing annually the Company’s benefits programs. Refer to disclosure under the heading “Statement of Executive Compensation”. The full text of the Compensation Committee Charter is available for viewing on our website at www.greatpanther.com.

Nominating and Corporate Governance Committee

            The Governance and Nominating Committee enhances the Company’s performance by providing a focus on governance. It also assesses and makes recommendations relating to effectiveness of the Board. This Committee is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. As part of its mandate, this Committee, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for directors, recommends nominees for election as directors and for appointment to committees and reviews and monitors orientation and education of directors.

Safety, Health and Environment Committee

            The mandate of the Safety, Health and Environment Committee is to assist the Board in the review, monitor and oversight of the Company’s Safety, Health and Environmental policies and regulatory compliance obligations. It is the responsibility of this Committee to review and make recommendations, as appropriate, with respect to the safety and health program, including corporate occupational health and safety policies and procedures and safety and health compliance issues, if any. The Safety, Health and Environment Committee must satisfy itself that the management of the Company monitors trends, and reviews current and emerging issues in the safety and health field and evaluates the impact on the Company.

Position Descriptions

            Written position descriptions have not been formally developed for the Chief Executive Officer, the Chairman of the Board and the Chairman of each committee of the Board. The Board is of the opinion that given the experience of the Chief Executive Officer, Chairman and respective chairs of the Board committees, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time and, if further written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

            The Nominating and Corporate Governance Committee is responsible for establishing and monitoring the orientation and continuing education of directors. When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. While the Company does not have a formal continuing education program, in order to enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company provides directors with suggestions to undertake continuing director education, the cost of which is borne by the Company. All Board members have significant experience in the governance of public companies, which the Board believes ensures the effective operation and governance of the Board.

Ethical Business Conduct

            The Board has adopted a Code of Business Conduct and Ethics for the Company, its Directors, officers and employees (the “Code”). The Code sets out expectations for the conduct of the Company’s business in accordance with all applicable laws, rules and regulations and the highest ethical standards. The Code is available on the Company’s website at www.greatpanther.com. In addition, the Board has found that fiduciary duties placed on individual directors by governing corporate legislation and the common law, and restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company.

            The Nominating and Corporate Governance Committee oversee compliance with the Code. Mr. Robert Garnett, the independent Chairman of the Board, is the Business Ethics Officer responsible for ensuring adherence to the Code. While serving in this capacity, the Business Ethics Officer reports directly to the Board of Directors.

            Training on the Code is included in the orientation of new employees and provided to existing directors, officers and employees on an on-going basis. To ensure familiarity with the Code, directors, officers and employees will be asked to read the Code and sign a Compliance Certificate annually.

            The Code states that the Company’s directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest. Directors, officers, and employees must immediately notify the Business Ethics Officer of the existence of any actual or potential conflict of interest which includes any interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement. All directors and executive officers are subject to the requirements of the BCA with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

            A conflict of interest occurs when a director, officer of employee finds himself or herself in a position where his or her personal interests conflict with the interests of the Company or have an adverse effect on the director’s, officer’s or employee’s motivation or the proper performance of his/her job.

            Directors, officers and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code to the Business Ethics Officer as soon as practicable upon becoming aware of the known or suspected violation. Additionally, directors, officers, and employees may contact the Business Ethics Officer with a question or concern about the Code or a business practice. The Company’s Code of Conduct provides that each director, officer and employee is personally responsible for and it is their duty to report violations or suspected violations of the Code of Conduct to the Business Ethic Officer, and that no employee will be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Additionally, directors, officers, and employees may contact the Business Ethics Officer with a question or concern about this Code or a business practice. The Code requires any questions or reported violations to be addressed immediately and seriously, and provides that reporting of suspected breaches can be made anonymously.

Nomination of Directors

            The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Nominating and Corporate Governance Committee recommends the five continuing directors for election this year.

            The Nominating and Corporate Governance Committee is composed of Messrs. Garnett, Major and Chater, all of whom are independent directors. The mandate of the Nominating and Corporate Governance Committee is to: (a) identify individuals qualified to be nominated for election as directors of the Company or any of the Board's committees; (b) evaluate the qualifications and independence of each member of the Board and its committees and recommend to the Board any appropriate changes in the composition of the Board and any of its committees; (c) evaluate the performance of the Board and its committees; and (d) develop and recommend to the Board corporate governance principles.

            In fulfilling its mandate, the Committee, among other things: identifies and evaluates individuals qualified to be nominated for election as directors of the Company or any of the Board's committees (the “Nominees”); reviews and develops the Board's criteria for selecting Nominees; selects, or recommends that the Board select, Nominees for election at the annual meeting of the shareholders of the Company; evaluates any individuals nominated for election as directors of the Company by the shareholders of the Company; and, retains, any search firm used to assist the Committee in identifying, screening and attracting Nominees.

Assessments and Performance Reviews

            The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The Nominating and Governance Committee oversees an annual formal assessment of the Board and its committees. The Board is satisfied with the overall progress and corporate achievements of the Company and believes this reflects well on the Board and its practices.

NYSE MKT Corporate Governance Requirements

            In addition to the corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies, the Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE MKT, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

            Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

            Section 123 of the NYSE MKT Company Guide recommends that the quorum for meetings of shareholders of a listed company be not less than 33-1/3% of the issued and outstanding shares entitled to vote at a meeting of shareholders. Upon listing, the Company received an exemption from this listing standard. The Company’s quorum requirement is specified in its corporate charter as two persons who are, or who represent by proxy, shareholders.

            Section 713 of the NYSE MKT Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (the TSX) unless the dilutive financing results in a change of control. The Company intends to seek a waiver from NYSE MKT’s section 713 requirements should a dilutive private placement financing trigger the NYSE MKT shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

            The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE MKT. In particular, in addition to having a separate Audit Committee, the Company’s Board of Directors has established a separately-designated Compensation Committee that materially meets the requirements for a compensation committee under section 805 of the NYSE MKT Company Guide, as currently in force.

            The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE MKT listing standards in the following manner, although the Company does not believe such differences to be particularly significant:

Board Meetings

            Section 802(C) of the NYSE MKT Company Guide requires that the Board of Directors hold meetings on at least a quarterly basis. The Board of Directors of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia, but nevertheless meets on a regular basis.

Solicitation of Proxies

            NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable sec proxy rules. The company is a foreign private issuer as defined in rule 3b-4 under the exchange act, and the equity securities of the company are accordingly exempt from the proxy rules set forth in sections 14(a), 14(b), 14(c) and 14(f) of the exchange act. The company solicits proxies in accordance with applicable rules and regulations in Canada.

AUDIT COMMITTEE

            In addition to the disclosure under “Statement of Corporate Governance Practices – Mandates and Charters – Audit Committee”, information regarding the Audit Committee can be found in the Company’s AIF under the heading “Additional Information – Audit Committee”. The AIF also includes a copy of the Audit Committee charter. The AIF is available under the Company’s profile at on SEDAR at www.sedar.com and a copy of the AIF is available upon request from the Company’s Chief Financial Officer & Corporate Secretary at Suite 800, 333 Seymour Street, Vancouver, British Columbia, telephone number 604-608-1766, or fax number 604-608-1768, or email info@greatpanther.com, free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

            For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year; and,

(c)

“Named Executive Officers” means (i) each CEO, (ii) each CFO, (iii) each of the three most highly compensated executive officers of the Company, including any subsidiary of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

            During the financial year ended December 31, 2012, the Company had five Named Executive Officers: Robert A. Archer, Chief Executive Officer; Martin B. Carsky, President; Jim A. Zadra, Chief Financial Officer and Corporate Secretary; Charles P. Brown, Senior Vice President, Corporate Development; and Robert F. Brown, Vice President, Exploration.

COMPENSATION DISCUSSION AND ANALYSIS

            The Compensation Committee of the Board of Directors (the “Compensation Committee”) directs the design and provides oversight of the Company’s executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers. The Compensation Committee’s principal functions are to: (a) recommend and approve compensation levels and programs for the Company’s CEO, President and CFO to the independent members of the Board of Directors; (b) administer the Company’s share option plan (the “Share Option Plan”); (c) review and approve goals, objectives and parameters for short term incentive plans; and (d) approve employment and consulting agreements for executive officers.

            The Company’s executive officers participate in executive compensation decisions by making recommendations to the Compensation Committee regarding (a) executive officer base salary, annual bonus awards and share option grants; (b) annual and long-term quantitative goals and the annual qualitative goals for the executive officers; and (c) participation in the Share Option Plan and amendments to the Share Option Plan, as necessary.

            The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board of Directors.

            The following executive compensation principals guide the Compensation Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives, while being fair and reasonable to shareholders;

Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;

Incentive compensation should be responsive to the Company’s commodity-based cyclical business environment by emphasizing operation performance over performance measures that are more directly influenced by metals prices; and

Compensation programs should align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

            The Company does not have formal benchmarks for assessing and setting executive compensation, however, the Company does informally review compensation programs of companies in its peer group, such as Endeavour Silver Corp., Fortuna Silver Mines Inc., First Majestic Silver Corp., and Scorpio Mining Corporation, to ensure that executive compensation is within the parameters of companies of a similar size and in the same industry. Levels of compensation are also established and maintained with the intent of attracting and retaining superior quality employees while ensuring that the levels are not contrary to the interests of shareholders. The Company has also received benchmark market data from various compensation consultants and personnel agencies.

            The Company’s general executive compensation philosophy is to, whenever possible, pay its executive officers “base” compensation in the form of salaries that are competitive in comparison to those earned by executive officers holding comparable positions with other Canadian publicly traded entities similar to the Company while at the same time providing its executive officers with the opportunity to earn above average “total” compensation through the potential attainment of annual incentive bonuses and through the Share Option Plan. Each component of compensation has a specific role with respect to supporting the goals of the Company’s executive compensation program and is structured to reinforce specific job and organizational requirements. Compensation guidelines with respect to these components are established for particular positions based on job responsibilities and within the context of the Company’s overall executive compensation program.

            The Company has no current policy permitting or precluding NEOs or directors to purchase financial instruments to hedge or offset a decrease in market value in share options and no such policy is currently contemplated.

            The Company’s executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. For NEOs, the compensation program is designed to provide a larger portion of variable incentives tied to corporate performance. NEO compensation includes base salary and benefits, bonuses and share options. Salaries are a base level of compensation designed to attract and retain executive offices with the appropriate skills and experience. Bonuses are designed to reward NEOs for the achievement of short term corporate objective and individual contribution towards achieving those objectives, while option grants through the Company’s Share Option Plan a designed to provide incentives to increase shareholder value over the longer-term and thereby better align executive compensation with the interests of shareholders. The executive compensation program is designed to provide NEOs with a higher proportion of their total compensation from bonuses and share options and thereby tie a greater portion of their compensation to performance.

            Each element of executive compensation is carefully considered by the Compensation Committee to ensure that the there is the right mix of short-term and long-term incentives for the purposes of achieving the Companies goals and objectives.

Base Salary

            A NEO’s base salary is intended to remunerate the NEO for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salaries for NEOs are set out in their employment or consulting/service agreements, the terms of which are described below. The base salary of each executive officer is determined by the Board of Directors based on an assessment by the Compensation Committee of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board of Directors, the Compensation Committee also considers the particular skills and experience of the individual. A final determination on executive compensation, including salary, is made by the Board of Directors in its sole discretion based on the recommendations of the Compensation Committee and its knowledge of the industry and geographic markets in which the Company operates. While the executive officers may provide to the Compensation Committee their recommendation on the NEOs’ annual base salaries, the Compensation Committee and the Board make the final determination on the annual base salaries of the NEOs. The CEO, President and CFO do not make recommendations with respect to their individual salary or other incentives. The Compensation Committee does not use any type of quantitative formula to determine the base salary level of any of the NEOs.

            The Company has employment and/or consulting/service agreements with each of its NEOs. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during this term, the compensation and benefits to be provided by the Company in exchange for the executive’s services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment not preceded by a change in control of the Company, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change in control of the Company. The Committee believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by non-compete and nondisclosure provisions. Additional information regarding the service and employment agreements with the NEOs is found in the section “Termination and Change in Control Provisions”.

Performance Bonus Plan

            The Company’s objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent on the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. Bonuses, if awarded, recognize extraordinary contributions to achieving the Company’s objectives. For 2012 and prior years, bonus payments were not determined by a precise formula but were based on Company performance and the achievement and contributions of individual employees and officers. Bonus payments are reviewed and approved by the Compensation Committee to ensure that such remuneration is appropriate, equitable and commensurate with the Company’s performance and achievement of goals and objectives.

            For 2013 and future years, the Company has adopted a Short-Term Incentive Plan (“STIP”) to replace the Performance Bonus Plan. The STIP provides a more formal determination of incentive compensation with specific targets and objectives recommended by the Compensation Committee and approved by the Board of Directors. For a detailed discussion of the STIP, see “Actions, Decisions or Policies Made After December 31, 2012”.

Option Based Awards

            The share option component of executive officers’ compensation is intended to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs. Grants under the Share Option Plan are intended to provide long term awards linked directly to the market value performance of the Company’s shares. The Compensation Committee reviews management’s recommendations and itself recommends to the Board of Directors the Company and its subsidiaries. Share options are granted according to the specific level of responsibility of the particular executive and the number of options for each level of responsibility is determined by the Compensation Committee. When new grants are made, previous grants are also taken into consideration to ensure that the overall options granted are fair in relation to those of other employees and executives and within the range of options grants of similar companies in the mining industry. The number of outstanding options is also considered by the Compensation Committee when determining the number of options to be granted in any particular year due to the limited number of options which are available for grant under the Share Option Plan.

            For a detailed discussion of the Share Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Share Option Plan”.

Benefits and Perquisites

            The primary purpose of providing benefits and limited perquisites to the Company’s executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive to overall market practices. Details of the benefits and perquisites provided to the Named Executive officers are disclosed in the “All Other Compensation” column of the 2012 Summary Compensation Table set forth in this Information Circular. The primary benefits for the company’s executives include participation in the Company’s broad-based plans: health and dental coverage, various company-paid insurance plans, including disability and life insurance, paid time off, paid holidays and retirement savings plan benefits. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value. In addition perquisites that promote efficient performance of the Company’s executives are also considered. The limited perquisites the Company provides its NEOs may include a cellular telephone, Spanish or English lessons and fitness classes.

Compensation Governance

            The Compensation Committee is comprised of P. John Jennings (Chair), R.W. (Bob) Garnett, and Geoffrey Chater, all of who are independent directors. To the satisfaction of the Board of Directors, each member has sufficient, relevant skills and/or experience which will be of assistance in the carrying out of the Mandate of the Compensation Committee. The Compensation Committee meets at least once annually or more frequently as circumstances require.

            Mr. Jennings is a Senior Client Partner at Korn/Ferry International, a leader and innovator in executive, CEO and board recruitment, assessment and compensation. In addition to his compensation expertise, Mr. Jennings has almost three decades of experience in the Canadian and International Financial sectors, as chief executive officer of a Canadian investment dealer and thereafter, a senior investment banker providing strategic advice, raising capital and executing mergers and acquisitions, primarily for middle market companies. Mr. Garnett has over 30 years’ experience serving on boards and committees in a broad range of industries. He also holds a Chartered Accounted designation and an ICD.D certification from the Institute of Corporate Directors. Mr. Garnett is a Commissioner of the Financial Institutions Commission, (FICOM). FICOM is an agency of the provincial government which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Chater has more than 24 years of experience in the mineral and mining industries. Since 1998, he has been a principal of Namron Advisors providing advice related to corporate strategy, transaction related business development and capital markets relationship development, financing and communications. Mr. Chater is a current member of the Compensation Committee of Reservoir Minerals Inc. and a past member of two other TSX resource company Compensation Committees. He has spent the majority of his career as a liaison between public companies and the financial industry, in particular with analysts and institutional investors.

            The experience of the Compensation Committee members has provided each member with broad exposure to the compensation practices and policies in the mining industry in addition to a number of other industry sectors.

            The Compensation Committee has not proceeded to conduct a formal evaluation of the implications of risks associated with the Company’s compensation policies and practices. Commencing in 2013, the Compensation Committee intends to review the risks at least once annually, if any, associated with the Company’s compensation policies and practices at such time.

            Executive compensation is comprised of short-term compensation in the form of a base salary, bonus, and longer term incentives through the Company’s Share Option Plan. This structure ensures that a significant portion of executive compensation (share options) is both long-term and “at risk” and, accordingly, is directly linked to the achievement of business results and the creation of long-term shareholder value. As the benefits of such compensation, if any, are not realized by officers until a significant period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their compensation at the expense of the Company and the shareholders is limited. Furthermore, the short-term components of the executive compensation (base salary and bonus) are carefully reviewed by the Compensation Committee to ensure that the elements provide incentives which align with the long-term growth and development of the Company. As a result, it is unlikely that an officer would take inappropriate or excessive risks at the expense of the Company or the shareholders that would be beneficial to their short-term compensation when their long-term compensation might be put at risk from their actions.

            Due to the small size of the Company and the current level of the Company’s activity, the Compensation Committee is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the Compensation Committee during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Actions, Decisions or Policies Made After December 31, 2012

           For 2013 and future years, the Company adopted a Short Term Incentive Program (the “STIP”) with key metrics by which the Board of Directors evaluates performance. The STIP replaces the Company’s Performance Bonus Plan and puts in place more formal parameters for the awarding of annual cash incentive bonuses and the granting of stock options. Under the STIP, employees of the Company are grouped into different categories each with a different target bonus level and percentage allocation of corporate versus personal goals. Incentive compensation for the employees will be directly tied to the achievement of the key metrics as well as the achievement of individual goals. The rewards under the 2013 STIP will be (i) cash bonuses and (ii) annual stock option grants. Cash bonuses will be paid in the first quarter of the following year and stock option grants will be issued annually after the Company’s Annual General Meeting. The objectives of the STIP are to align individual contributions with Company objectives, communicate key objectives which are most highly valued, and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

            For 2013, the STIP will pay cash bonuses to CEO, President and CFO based on a formula which takes into account Corporate Objectives and Specific Objectives, weighted 65% and 35% respectively. For the CEO, President and CFO Specific Objectives have been established which are qualitative in nature. These include safety, achieving an appropriate balance between longer term development and current year operating performance, and the development and execution of a longer term growth strategy. For other NEOs, the bonus formula will be based on the same Corporate Objectives weighted 65% and Personal Objectives which are weighed 35%. The Personal Objectives are qualitative in nature and support the achievement of overall Corporate Objectives.

            The following table provides the mix of Corporate, Specific and Personal Objectives used in the cash bonus determination, and the target bonus and ranges.

	C level	VP level
Corporate/Specific/Personal	65/35/0	65/0/35
Cash bonus range/Target	0-60%/30%	0-50%/25%

            The following table provides the Corporate Objectives for the purposes of the STIP:

Objectives(1)	Metric	Measurement	Weighting
Objective A	Safe Operations	Safety Record	(1)
Objective B	Consolidated Site Costs	Cost per tonne milled	25%
Objective C	Silver Production	Silver equivalent ounce production	25%
Objective D	Free Cash Flow	Free cash flow (EBITDA less sustaining capex)	25%
Objective E	Share Price	Share Price Performance relative to peer grup	25%

____________________
Notes:

(1)

The results of Objectives B through E will be multiplied by a factor ranging from 0.5x to 1.5x based on the safety record of the mining operations. The Board will review the safety record at the end of each year and, applying good faith judgement, will determine the factor to be used for that year.

            The final STIP bonus will be computed as follows: Base Salary x Target x (65% x Corporate Objective Achievement) x (35% x Specific Objective Achievement).

Performance Graph

            The following graph compares the total cumulative Shareholder return for $100 invested in Common Shares of the Company on December 31, 2007 with the cumulative total return of the TSX Composite Index on December 31, 2007 to December 31, 2012:

	Jan. 01/08	Dec. 31/08	Dec. 31/09	Dec. 31/10	Dec. 31/11	Dec. 31/12

Great Panther Silver Ltd	$100.00	$20.29	$63.77	$201.45	$144.20	$111.59

S&P/TSX Composite Index	$100.00	$64.54	$84.34	$96.53	$85.84	$89.28

            From 2008 to 2010, the Company significantly increased production at its two wholly owned mines, and grew revenues and earnings. The increase in NEO compensation during this period reflects the achievement of the Company’s goals to increase production, revenue and earnings, however. For most of this period, the Company’s share price lagged the S&P/TSX Composite Index (the “Index”), with the exception of the latter half of 2010 when the Company’s share price significantly outperformed the Index mainly due to a significant rise in silver prices. In 2011, increases in NEO compensation reflected the appointment of new management and increases in compensation rates due to employment market conditions. During 2011 the Company’s share price saw significant fluctuations in response the significant fluctuations in the prices of silver, but ended the year relatively unchanged from the start of the year. For 2012, NEO compensation decreased due mainly to lower annual incentive plan payments as the Company did not meet goals for production growth. During this period, the Company’s share price also declined reflecting mainly a decline in silver prices, but also a downward revision in the Company’s production guidance for the year.

Summary Compensation Table

            The following table sets out information concerning the compensation earned or awarded to the Named Executive Officers during the financial years ended December 31, 2012, 2011 and 2010:

Non-equity incentive plan compensation ($)
Name and current principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(6)	Annual incentive plans(7)	Long- term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
ROBERT A. ARCHER, P.GEO. CEO	2012 2011 2010	378,863(3) 413,863 361,847	Nil Nil Nil	72,939 Nil Nil	40,000 125,000 100,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	491,802 538,863 461,847
MARTIN B. CARSKY, CA, ICD.D(1) President	2012 2011 2010	354,972(4) 198,078(4) 40,000(4)	Nil Nil Nil	145,879 230,704 Nil	60,000 30,000(8) Nil	N/A N/A N/A	N/A N/A N/A	7,099(9) N/A N/A	537,950 458,782 40,000
JIM A. ZADRA, CA(2) CFO & Corporate Secretary	2012 2011 2010	226,401 64,993(5) N/A	Nil Nil N/A	72,939 138,422 N/A	40,000 10,000 N/A	N/A N/A N/A	N/A N/A N/A	4,528(9) N/A N/A	313,868 203,415 N/A
CHARLES P. BROWN Senior Vice President, Corporate Development	2012 2011 2010	229,464 240,000 210,000	Nil Nil Nil	72,939 Nil Nil	10,000 25,000 30,000	N/A N/A N/A	N/A N/A N/A	318,877(10) N/A N/A	631,280 265,000 240,000
ROBERT F. BROWN, P. GEO. Vice President, Exploration	2012 2011 2010	205,000 187,279 192,335	Nil Nil Nil	Nil Nil Nil	20,000 30,000 30,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	225,000 217,279 222,335

____________________
Notes:

(1)

Mr. Carsky was appointed President of the Company on July 18, 2012. He was Executive Vice President and Chief Financial Officer from June 1, 2011 to July 18, 2012. Mr. Carsky was also a director of the Company from February 9, 2009 to May 3, 2011.

(2)

Mr. Zadra was appointed Chief Financial Officer of the Company on July 18, 2012 and appointed Corporate Secretary of the Company on December 13, 2012. From September 6, 2011 to July 18, 2012, Mr. Zadra was employed as Vice President, Finance.

(3)

Payments for 2012 consist of consulting fees of $348,863 paid to Platoro Resource Corp., a British Columbia company controlled by Robert A. Archer, and directors’ fees of $30,000, paid directly to Mr. Archer. Payments for 2011 consist of consulting and directors’ fees of $383,863 and $30,000 (2010: $331,847 and $30,000), of which the consulting fees were paid to Platoro Resource Corp.

(4)

Payments for 2012 consist of consulting fees paid to Embeecee Capital Management Ltd. (“Embeecee”), company controlled by Martin B. Carsky, President of the Company. Amounts paid for 2011 consisting of consulting, salary and directors’ fees of $159,328, $21,896 and $16,854, of which the consulting fees were paid to Embeecee Captial Management Ltd. The $40,000 earned by Mr. Carsky for 2010 are directors’ fees.

(5)	Mr. Zadra was appointed Vice President, Finance on September 6, 2011. The salary paid to Mr. Zadra in 2011 relates to the period September 6, 2011 onwards.
(6)

Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The December 5, 2011 grants were valued using the following assumptions: Exercise Price: C$2.40; Risk Free Rate of Return: 0.88%; Volatility Estimate: 90.7%; Expected Life (Years): 1.94; Dividend Rate: Nil; Per Option Value: $0.92282. The August 17, 2012 grants were valued using the following assumptions: Exercise Price: $1.71; Risk Free Rate of Return: 2.00%; Volatility Estimate: 75%; Expected Life (Years): 2; Dividend Rate: Nil; Per Option Value: $0.72939.

(7)	The 2012 annual incentive was paid in 2013.
(8)	Bonus paid to Embeecee, a company controlled by Martin B. Carsky, President of the Company.
(9)	RRSP benefits matched by the Company at a rate of 2%.
(10)

Consisting of $2,923 in RRSP benefits matched by the Company at a rate of 2% and a one-time payment of $315,954 in connection with the termination of his position of Chief Operating Officer on July 18, 2012. Mr. Brown was appointed Senior Vice President, Corporate Development on July 18, 2012. He was previously employed by the Company as Chief Operating Officer from August 15, 2007 to July 18, 2012.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

            The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2012, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised ptions (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
ROBERT A. ARCHER	150,000 175,000 100,000	0.45 0.70 1.71	08-Feb-14 03-Sep-14 16-Aug-17	163,500 147,000 Nil	Nil	Nil	Nil
MARTIN B. CARSKY	250,000 200,000	2.40 1.71	05-Dec-16 16-Aug-17	Nil Nil	Nil	Nil	Nil
JIM A. ZADRA	150,000 100,000	2.40 1.71	05-Dec-16 16-Aug-17	Nil Nil	Nil	Nil	Nil
CHARLES P. BROWN	25,000 75,000 100,000	0.70 0.90 1.71	03-Sep-14 02-Dec-14 16-Aug-17	21,000 48,000 Nil	Nil	Nil	Nil
ROBERT F. BROWN	150,000 50,000	0.45 0.90	08-Feb-14 02-Dec-14	163,500 32,000	Nil	Nil	Nil

____________________
Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the closing price of the underlying Common Shares on the TSX on December 31, 2012, which was $1.54 per share.

Incentive Plan Awards – Value Vested or Earned During the Year

            The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2012 and paid in 2013, for each NEO:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
ROBERT A. ARCHER	72,939(1)	Nil	$40,000
MARTIN B. CARSKY	145,879(1)	Nil	$60,000
JIM A. ZADRA	72,939(1)	Nil	$40,000
CHARLES P. BROWN	72,939(1)	Nil	$10,000
ROBERT F. BROWN	Nil(2)	Nil	$20,000

____________________
Notes:

(1)

Messrs. Archer, Carsky, Zadra and Charles P. Brown were granted options to purchase shares of the Company on August 17, 2012 which vested immediately. The exercise price of the options exceeded the underlying market price of the Company’s shares at the date on which the options vested. Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The grants were valued using the following assumptions: Exercise Price: C$1.71; Risk Free Rate of Return: 2.00%; Volatility Estimate: 75%; Expected Life (Years): 2; Dividend Rate: Nil; Per Option Value: $0.72939.

(2)	No options were granted to Mr. Robert F. Brown during the year ended December 31, 2012.

See Securities Authorized under Equity Compensation Plans for further information on the Company’s Share Option Plan.

       Pension Plan Benefits

     The Company does not have in place a deferred compensation plan or pension plan that provides for payments or benefits at, following or, in connection with, retirement.

Retirement Benefits

            The NEOs participate in the Company’s matching retirement benefits program which was effective January 1, 2012. The Company matched portion vests after an employee has been an employee for two years. Employees who have already been employees for two years are immediately vested. In 2012, the Company matched portion was 2%. The Company matched portion was increased to 5% effective January 1, 2013.

            The NEOs received matching contributions, totaling $18,650 in 2012, from the Company for contributions made by them to a registered retirement savings plan, as defined by the Income Tax Act (Canada).

Termination and Change in Control Provisions

            The Company has entered into service and / or employment agreements with each of the Named Executive Officers under which each such executive has agreed to continue to serve the Company in his current office and perform the duties of such office in accordance with the terms set out in their employment agreements. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the company including non-competition and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation.

            In the event of termination of the NEOs’ employment, other than for cause, the Company will provide such executive with working notice or severance pay or a combination of notice and severance. Following are the significant terms of each of the Company’s NEOs’ employment agreements:

Executive Consulting Services Agreement – Robert A. Archer

            The Company entered into an Executive Consulting Services Agreement on January 1, 2013 with Platoro Resource Corp. (the “Platoro Agreement”), a British Columbia company controlled by Mr. Archer. Pursuant to the terms of the terms of the Platoro Agreement Mr. Archer is engaged as the Chief Executive Officer of the Company to December 31, 2015 at a fee of CDN $1,800 per day (the “Daily Fee”) that Mr. Archer is devoted exclusively to the interests of the Company. Under the terms of the Platoro Agreement, Mr. Archer is also entitled to a bonus based on his performance. The criteria for a bonus shall be reviewed and established annually by the Compensation Committee and reflected in the terms of the Company’s Short Term Incentive Program (“STIP”) for the following financial year. Under the terms of the Platoro Agreement, Mr. Archer will also serve on the Board of Directors of the Company but will not receive any Director’s fees or other compensation paid to Independent Directors other than recovery of out-of-pocket expenses associated with fulfilling such duties.

            The Company may terminate the Platoro Agreement without any previous notice or payment in lieu of notice in the event that Mr. Archer commits misconduct, misfeasance or malfeasance; neglects his duties to the Company or is convicted of an indictable criminal offence. The Company may also terminate the Platoro Agreement without cause and without further obligation, by providing Mr. Archer with a payment equal to 480 times the Daily Fee at the then-current rate and two years bonus. In this case, the bonus is to be calculated as the average of any performance bonus awarded in the previous two year period or such lesser period as Mr. Archer has worked with the Company, and the equivalent of two years of other compensation, if any.

            Mr. Archer may terminate the Platoro Agreement at any time during its term by providing the Company with 60 days written notice. Should Mr. Archer terminate the Platoro Agreement, and depending on the nature of such termination, the Company may continue paying Mr. Archer at his normal daily rate during the notice period, plus a payment equal to 80 times the Daily Fee at the then-current rate on the last day of the notice period. Where the Mr. Archer provides the Company with written notice under this provision, the Company may waive such notice, in whole or in part, in which case this Contract shall terminate on the date specified by the Company. In this case, the Company may make a payment equal to 120 times the Daily Fee at the then-current rate minus any amount paid from the date Mr. Archer provided notice. The circumstances under which this termination payment would be made are at the sole discretion of the Compensation Committee.

Employment Agreement – Martin B. Carsky

            The Company entered into an Employment Agreement with Mr. Carsky effective January 1, 2013 which replaces all previous employment and consulting agreements (the “Carsky Agreement”). Mr. Carsky is engaged as the President of the Company indefinitely at a rate of $400,000 per annum. Mr. Carsky is entitled to a bonus based on performance. The criteria for the bonus is reviewed and established by the Compensation Committee and reflected in the terms of the Company’s STIP. Under the terms of the Carsky Agreement, Mr. Carsky is also entitled to participate in the Company’s Incentive Share Option Plan and will be eligible for additional options to be granted at a time and price approved by the Board and Directors.

            Under the terms of the Carsky Agreement, the Company may terminate Mr. Carsky’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Carsky’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice, or a combination of both notice and salary of two years' salary and two years' bonus. The bonus is to be calculated as the average of any performance bonus awarded in the previous two year period or such lesser period as Mr. Carsky has worked with the Company, and the equivalent of two years of other compensation, if any.

            In the event of a “Change of Control” of the Company, Mr. Carsky is entitled to receive from the Company a payment equal to two times his annual salary, bonus and other compensation, if any. The bonus payment is calculated at two times the average of any bonus awarded in the previous two year period or such lesser period as Mr. Carsky has worked with the Company.

Employment Agreement – Jim A. Zadra, CA

            The Company entered into an Employment Agreement with Mr. Zadra effective July 18, 2012 which replaces all previous employment and consulting agreements (the “Zadra Agreement”). Mr. Zadra is engaged as the Chief Financial Officer of the Company indefinitely, unless terminated, at a rate of $262,500 per annum. Mr. Zadra is entitled to a bonus based on performance. The award of a bonus to Mr. Zadra is exclusively in the discretion of the Compensation Committee or the independent directors if there is no Compensation Committee. Under the terms of the Zadra Agreement, Mr. Zadra is also entitled to participate in the Company’s Incentive Share Option Plan.

            Under the terms of the Zadra Agreement, the Company may terminate Mr. Zadra’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Zadra’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice, or a combination of both notice and 12 months’ salary and two years' bonus. The bonus is to be calculated as the average of any performance bonus awarded in the previous two-year period or such lesser period as Mr. Zadra has worked with the Company, and the equivalent of two years of other compensation, if any.

            In the event of a “Change of Control” of the Company, Mr. Zadra is entitled to receive from the Company a payment equal to two times his annual salary, bonus and other compensation, if any. The bonus payment is calculated at two times the average of any bonus awarded in the previous two year period or such lesser period as Mr. Zadra has worked with the Company.

Employment Agreement – Charles P. Brown

            The Company entered into an Employment Agreement with Mr. Charles Brown effective July 18, 2012 which replaces all previous employment and consulting agreements (the “C. Brown Agreement”). Mr. Charles Brown is engaged as the Senior Vice President, Corporate Development of the Company indefinitely, unless terminated, at a rate of $200,000 per annum.

            Under the terms of the C. Brown Agreement, the Company may terminate Mr. Charles Brown’s employment for cause, without notice or any payment of any kind. After three consecutive months of employment on July 18, 2012, the Company may terminate Mr. Charles Brown’s employment without cause, and without further obligation by providing two weeks’ salary or notice, or combination of salary or notice. After 12 consecutive months of employment commencing on July 18, 2012, the Company may terminate Mr. Charles Brown’s employment without cause, and without further obligation by providing one months’ salary or notice, for each additional year of employment up to a maximum of six months’ salary or notice, or combination of salary or notice.

Employment Agreement – Robert F. Brown

            The Company entered into an employment agreement with Robert F. Brown on July 11, 2008 (the “R. Brown Agreement”). Under the terms of the R. Brown Agreement, Robert Brown is engaged as the Vice President, Explorations of the Company. Mr. Brown is entitled to participate in the Company’s Incentive Share Option Plan.

            Under the terms of the R. Brown Agreement, the Company may terminate Robert Brown’s employment for cause, without notice or any payment of any kind. The Company may terminate Robert Brown’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice, or a combination of both notice and 12 months’ salary. In the event of a change of control of the Company, Robert Brown is entitled to 12 months’ salary.

            The estimated incremental payments from the Company to each of Messrs. Archer, Carsky, Zadra, R. Brown and C. Brown on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurs after December 31, 2012, are as follows:

NEO	Element	Estimated Incremental Payment – Termination without Cause	Estimated Incremental Payment – Termination without Cause on a Change of Control
ROBERT A. ARCHER CEO	Salary	$864,000(1)	$864,000(1)
	Annual Performance-Based Cash Incentive	$165,000(1)	$165,000(1)
	Benefits	$14,916(1)	$14,916(1)
MARTIN B. CARSKY President	Salary	$800,000(2)	$800,000(2)
	Annual Performance-Based Cash Incentive	$90,000(2)	$90,000(2)
	Benefits	$49,426(3)	$49,426(3)
JIM A. ZADRA Chief Financial Officer & Corporate Secretary	Salary	$262,500(4)	$525,000(4)
	Annual Performance-Based Cash Incentive	$50,000(4)	$50,000(4)
	Benefits	$33,678(5)	$33,678(5)
CHARLES P. BROWN Senior Vice President, Corporate Development	Salary	$8,333(6)	$8,333(6)
	Annual Performance-Based Cash Incentive	Nil	Nil
	Benefits	Nil	Nil
ROBERT F. BROWN Vice President, Exploration	Salary	$215,000(7)	$215,000(7)
	Annual Performance-Based Cash Incentive	Nil	Nil
	Benefits	Nil	Nil

____________________
Notes:

(1)	Mr. Archer would be entitled to 480 times his daily consulting rate of $1,800, two times the average of the last two years’ bonus, and two years’ benefits.
(2)	Mr. Carsky would be entitled to two years’ salary and two times the average of the last two years’ bonus, or a combination of notice and payment.
(3)	Mr. Carsky would be entitled to two years’ benefits. This amount consists of $20,000 in RRSP matching contributions and $4,713 other benefits (multiplied by two).
(4)

Mr. Zadra would be entitled to one years’ salary and two times the average of the last two years’ bonus, or a combination of notice and payment. In the case of change of control, Mr. Zadra would be entitled to two years’ salary, and two times the average of the last two years’ bonus.

(5)	Mr. Zadra would be entitled to two years’ benefits. This amount consists of $13,125 in RRSP matching contributions and $3,714 other benefits (multiplied by two).
(6)

Mr. Brown would be entitled to two weeks’ salary or notice, or a combination of notice and payment. In 2012, Charles P. Brown received a one-time payment of $315,954 in connection with the termination of his position of Chief Operating Officer on July 18, 2012. Mr. Brown was appointed Senior Vice President, Corporate Development on July 18, 2012. He was previously employed by the Company as Chief Operating Officer from August 15, 2007 to July 18, 2012.

(7)	Robert Brown would be entitled one years’ salary, or combination of both notice and payment.

Director Compensation

            Independent directors are paid an annual retainer of $30,000, plus $1,000 for each board meeting they attend and $500 for each committee meeting they attend. In addition, the Chairman of the Board and the Chairman of the Audit Committee are paid additional annual retainers of $30,000 and $10,000 respectively. The Chairman of each of the other committees is paid an annual retainer of $5,000. The Board of Directors agreed to a 10% reduction on retainers and meeting fees for 2013.

            The compensation provided to the directors who were not an NEO for the Company’s most recently completed financial year of December 31, 2012, is:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
R.W. (BOB) GARNETT	82,615	Nil	72,939(4)	Nil	Nil	Nil	155,554
KENNETH W. MAJOR	44,951	Nil	Nil	Nil	Nil	Nil	44,951
P. JOHN JENNINGS	28,288	Nil	145,879(5)	Nil	Nil	Nil	174,167
J.R.H. (DICK) WHITTINGTON(1)	26,288	Nil	145,879 (6)	Nil	Nil	Nil	172,767
JOHN T. KOPCHEFF(2)	19,500	Nil	Nil	Nil	Nil	Nil	19,500

____________________
Notes:

(1)	Mr. Whittington resigned as a Director of the Company on January 22, 2013.
(2)	Mr. Kopcheff ceased to be a Director of the Company on June 28, 2012.
(3)

Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The grants made on August 17, 2012 were valued using the following assumptions: Exercise Price: C$1.71; Risk Free Rate of Return: 2.00%; Volatility Estimate: 75%; Expected Life (Years): 2; Dividend Rate: Nil; Per Option Value: $0.72939.

(4)

On August 17, 2012, the Company granted options to purchase Common Shares to Mr. Garnett in the amount of 100,000. These options vested immediately and have a per share exercise price of $1.71 expiring on August 16, 2016.

(5)

On August 17, 2012, the Company granted options to purchase Common Shares to Mr. Jennings in the amount of 200,000. These options vested immediately and have a per share exercise price of $1.71 expiring on August 16, 2016.

(6)

On August 17, 2012, the Company granted options to purchase Common Shares to Mr. Whittington in the amount of 200,000. These options vested immediately and have a per share exercise price of $1.71 expiring on August 16, 2016.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

            The following table sets out all option-based awards and share-based awards outstanding as at May 27, 2013 for the directors who were not a NEO for the Company’s most recently completed financial year of December 31, 2012:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
R.W. (BOB) GARNETT	200,000	2.40	Dec. 5, 2016	Nil	N/A	N/A	N/A
	100,000	1.71	Aug. 16, 2017	Nil	N/A	N/A	N/A
KENNETH W. MAJOR	200,000	2.40	Dec. 5, 2016	Nil	N/A	N/A	N/A
P. JOHN JENNINGS	200,000	1.71	Aug. 16, 2017	Nil	N/A	N/A	N/A

____________________
Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX on December 31, 2012. The market value is the closing price of the Company’s Common Shares on the TSX on December 31, 2012 was $1.54 per share.

Value on Pay-Out or Vesting of Incentive Plan Awards

            The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2012, for the directors, excluding a director who is already set out in disclosure above for an NEO for the Company:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
R.W. (BOB) GARNETT	72,939	Nil	Nil
KENNETH W. MAJOR	145,879	Nil	Nil
P. JOHN JENNINGS	145,879	Nil	Nil

____________________
Notes:

(1)

The value vested during the year represents the aggregate dollar value that would have been realized if a director had exercised each of his options that vested in 2012 on the date of such vesting. All options granted to directors vest on the date of the grant.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Share Option Plan

            The only equity compensation plan which the Company has in place is the amended and restated incentive share option plan (2007) dated for reference June 28, 2007 (the “Share Option Plan”) which was previously approved by shareholders on June 30, 2010. On May 27, 2013, the Board approved amendments to the Share Option Plan to clarify the limitations on the grant of options and issue of shares on exercise of options to Insiders. A copy of the Share Option Plan as amended is attached as Appendix “C” to this Information Circular.

            The Share Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Share Option Plan is administered by the Board of the Company. The Share Option Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Share Option Plan provides that the number of Common Shares issuable under the Share Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than five years after the date of grant of such option.

            The following is a summary of the material terms of the Share Option Plan:

            Eligible Persons. “Eligible Persons are defined as any director, officer, employee or consultant of the Company or a related entity of the Company.

            Number of Securities Issuable. A maximum of 10% of the Company’s issued and outstanding Common Shares can be reserved for issuance under the Share Option Plan from time to time, less any Common Shares reserved for issuance under other compensation arrangements, may be reserved for issuance under the Share Option Plan. As of May 27, 2013, options to purchase an aggregate of 6,029,600 Common Shares (net of cancelled options), representing approximately 4.37% of the issued and outstanding Common Shares, are outstanding under the Share Option Plan. Options to purchase an aggregate of 7,779,905 Common Shares, representing approximately 5.63% of the issued and outstanding Common Shares, remain available for issuance under the Share Option Plan.

            Securities Issuable to Insiders. The maximum number of Common Shares that may be made subject to grants under the Share Option Plan and any other share compensation arrangement, and the number of Common Shares that may be issued to insiders ,as a group, pursuant to the exercise of Options granted under the Share Option Plan and any other share compensation arrangement , within any one-year period may not exceed 10% of the outstanding Common Shares at the time of the determination. In addition, the maximum number of Common Shares that may be issued upon exercise of Options granted under the Share Option Plan and and any other share compensation arrangement to any one insider and his or her associates within a one-year period may not exceed 5% of the outstanding Shares at the time of the determination.

            Exercise Price. The Board will establish the exercise price the options at the time the options are granted provided that such price shall not be less than the closing price of the Common Shares on the TSX on the last business day immediately preceding the date of grant of the options. If there is no trading on that date, the exercise price shall not be less than the weighted average of the bid and ask prices on the five consecutive days preceding the date of grant.

            Vesting. Vesting of options is in accordance with the vesting and exercise provisions provided in the optionee’s employment agreement, or, if there is no such agreement, at the discretion of the Board. On a change of control or take-over bid, the options shall be exercisable immediately. A change of control occurs, for the purposes of the Share Option Plan, in the circumstances set out in the optionee’s employment agreement or, if not defined in the applicable employment agreement, on the acquisition of a number of voting securities of the Company, which, including all the other voting securities of the Company held by the acquirer, results in such entity holding for the first time at least 50% of the outstanding voting securities of the Company.

            Term of Options. Options granted under the Share Option Plan will have a maximum term of 10 years from their date of grant.

            Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 9 business days of the expiry of a black-out period, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

            Termination of Exercise Right. If a participant ceases to be an eligible person other than by death, each option will cease to be exercisable 30 days after the termination date of the participant. In the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful representatives, heirs or executors until the earlier of six months after the date of death and the date of expiration of the term otherwise applicable to such option.

            Cashless Exercise. A participant may, if determined by the Board, when entitled to exercise an Option, to terminate such Option in whole and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the Participant that number of Common Shares, when multiplied by the closing price of the Common Shares on the day immediately prior exercise, have a total value equal to the product of that number of Common Shares subject to the Option multiplied by the difference between the closing price on the day immediately prior to the exercise and the Option exercise price.

            No Assignment. Subject to the provisions of the Share Option Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

            Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Share Option Plan:

(a)	an increase in the maximum number of Common Shares that may be reserved for issuance pursuant to Options granted under the Share Option Plan;

(b)	an alteration or impairment to any existing options granted to a participant in the Share Option Plan without the consent of the participant;

(c)	a material increase to the benefits under the Share Option Plan.

            Amendments Without Shareholder Approval. Subject to the TSX Policies, the Share Option Plan may be amended without shareholder approval for the following:

(a)	Including or changing vesting provisions in the Share Option Plan;

(b)	Changing the termination provisions in the Share Option Plan which do not entail an extension beyond the original expiry date; and

(c)	Adding a cashless exercise feature, payable in cash or securities.

            General Amendments. Subject to the requirements of applicable law and TSX Policies requiring shareholder or other approval the Share Option Plan provides that the Board may amend the terms of any outstanding option (including, without limitation, the cancellation of an Option or an amendment to the date or dates on which an Option or a portion thereof vests and so becomes exercisable), except that the Board may not undertake any such action unless it first obtains the consent of the affected participant.

Equity Compensation Plan Information

            The following table summarizes information, as at December 31, 2012, in relation to compensation plans under which equity securities of Great Panther are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (2)
Equity compensation plans approved by securityholders(1)	5,399,600(1)	$1.78	8,409,905
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,399,600	$1.78	8,409,905

____________________
Notes:

(1)	For a summary of the main aspects of the Company’s Stock Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Share Option Plan”
(2)

A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under other share compensation arrangements, may be reserved for issuance under the Share Option Plan. As of December 31, 2012, the maximum number of Common Shares reserved for issuance under the Share Option Plan was 13,786,005 Common Shares (being 10% of the 137,860,052 Common Shares issued and outstanding).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

            No executive officers, directors or employees, or former executive officers, directors or employees, nor any associate of such individuals, is as at the date hereof, or has been since the beginning of the financial year ended December 31, 2012, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

            As of the date of this Information Circular, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

            The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of Directors of the Company.

ADDITIONAL INFORMATION

            Additional information relating to the Company, including the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2012, can be found on SEDAR at www.sedar.com. Copies of the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2012 are available upon request from the Company’s Corporate Secretary at Suite 800, 333 Seymour Street, Vancouver, British Columbia, telephone number 604-608-1766, or fax number 604-608-1768, or email info@greatpanther.com. Copies of these documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

            Financial information is provided in the Company’s audited consolidated financial statements, the report of the auditor, and management’s discussion and analysis for the year ended December 31, 2012, which will be placed before shareholders at the Meeting.

            As at the date of this Information Circular, management of Great Panther is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

            The contents of this Information Circular and its distribution to shareholders of Great Panther have been approved by the board of directors.

DATED at Vancouver, British Columbia on May 27, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) R.W. (Bob) Garnett
Chairman of the Board and Director

APPENDIX A
ADVANCE NOTICE AMENDMENTS TO THE ARTICLES

14.12 Nomination of Director

(1) Subject only to the *Business Corporations Act*, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

(a) by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(2) In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company in accordance with this Article 14.12 within the time period specified in Article 14.12(3).

(3) To be timely under Article 14.12(2)(a), a Nominating Shareholder's notice to the Corporate Secretary of the Company must be made:

Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 14.12(3).

(4) To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of the Company, under Article 14.12(2)(a) must set forth:

(a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal

(6) For purposes of this Article 14.12:

(a) "**Affiliate**", when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(c) "**Associate**", when used to indicate a relationship with a specified person, shall mean (i) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (ii) any partner of that person, (iii) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (iv) a spouse of such specified person, (v) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (vi) any relative of such specified person or of a person mentioned in clauses (iv) or (v) of this definition if that relative has the same residence as the specified person;

(d) "**Derivatives Contract**" shall mean a contract between two parties (the "Receiving Party" and the "Counterparty") that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the "Notional Securities"), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(e) "**Meeting of Shareholders**" shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(f) "**owned beneficially**" or "**owns beneficially**" means, in connection with the ownership of shares in the capital of the Company by a person, (i) any such shares as to which such person or any of such person's Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) any such shares as to which such person or any of such person's Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (iii) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty's Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person's Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (iii) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty's Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty's Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (iv) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

APPENDIX B
GENERAL AMENDMENTS TO THE ARTICLES

APPENDIX C
BOARD MANDATE

GREAT PANTHER SILVER LIMITED
(the "Company")

BOARD MANDATE

Article 1.                Introduction to the Board’s Mandate

The Company is committed to providing clear leadership and vision to its directors, officers and employees. In furtherance of this commitment and in recognition of the Board’s responsibility for the stewardship of the Company, the Board of Directors (the "Board") has adopted this Board mandate (the "Mandate"). The principles set out in this Mandate define the parameters for the implementation and achievement of corporate goals and objectives. This Mandate requires compliance from each Director in letter and spirit. Each Director will execute his/her duties as a member of the Board in accordance with the terms contained in this Mandate.

Article 2.                Composition and Functioning of the Board

(a)              Composition of the Board

The Board will be composed of a majority of independent directors. "Independent" will have the meaning given to it under applicable securities legislation and stock exchange policy. Generally, an independent director is one that does not have any direct or indirect material relationship with the Company that could reasonably be expected to affect his or her independent judgement.

(b)              Independent Directors

"Independent director" means a person other than an executive officer or employee of the company. No director qualifies as independent unless the issuer's board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following is a non-exclusive list of persons who shall not be considered independent:

(a)

a director who is, or during the past three years was, employed by the company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year);

(b)

a director who accepted or has an immediate family member who accepted any compensation from the company in excess of $75,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service,
(ii)	compensation paid to an immediate family member who is an employee (other than an executive officer) of the company,
(iii)	compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year), or
(iv)	benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(c)	a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

(d)

a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company's securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;

(e)

a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer's executive officers serve on the compensation committee of such other entity;

(f)

a director who is, or has an immediate family member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years; or

(g)	a director who owns or controls 10% or more of a class of the Company’s securities or is able to affect materially the control of the Company (either alone or acting in concert with others).

(c)              Establishment of Board Agenda

The Chairman of the Board will establish an agenda for each Board meeting. Each Director is encouraged to suggest items of business for the agenda. The Chairman will act as the effective leader of the Board and ensure that the Board’s agenda will enable the Board to successfully carry out its duties.

(d)              Board Materials and Presentations

Except where not appropriate or impractical, the Company will provide Directors with materials relating to agenda items and presentations in advance of Board meetings.

(e)              Meetings of Independent Directors

Meetings of the independent Directors will typically occur before or after a regularly scheduled Board meeting. In addition, meetings of the independent directors may be held as need requires or circumstances dictate. In any event, the independent directors will meet at least twice annually without non-independent directors or other members of management present.

(f)              Management Attendance at Board Meetings

The Board welcomes the regular attendance of senior management of the Company at each Board meeting. The Chairman or the Chief Executive Officer (the "CEO") may, with the concurrence of the Board, include independent advisors as attendees on an "as required" basis. In addition, the Board encourages Directors to, from time to time, bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) are managers with future potential that the senior management believes should be given exposure to the Board.

(g)              Board Access to Management

Directors will have access, as necessary, to all members of management and employees of the Company.

(h)              Direct Board Access to Independent Advisors

Directors will have access, as necessary or appropriate, to independent advisors.

(i)              Evaluating Board Performance

Each year the Board of Directors will conduct annual self-assessments to determine whether it, the directors and the committees are performing effectively. The Nominating and Corporate Governance Committee is responsible for seeking comments from all Directors and reporting to the full Board the collective assessment of the Board’s performance as well as the performance of the committees and individual directors. Assessments of the Board and its committees will consider the mandate and committee charter, as the case maybe. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the assessment reports to determine what, if any, action should be taken to improve performance.

Article 3.                Functioning of Committees

(a)              Committee Structure

The Board will have the following standing Committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Except as limited by law or regulation, the Board may form a new committee or disband an existing Committee as provided in the Articles or By-Laws of the Company. Each Committee will have a written charter that is periodically reviewed and updated as necessary. The committee chairs will report the results and recommendations of their meetings to the full Board at the next meeting of the Board following each meeting of the respective committees.

(b)              Committee Performance Review

The Chairman of the Board and Chief Executive Officer should regularly consult with committee chairs to obtain their insights and to optimise committee performance. In accordance with applicable listing standards, each committee will conduct an annual performance review of its effectiveness.

Article 4.              Directors

The Board, in consultation with the Nominating and Corporate Governance Committee, will define the criteria that all proposed candidates for election to the Board will possess. The character of the proposed candidate must be consistent with the values and guiding principles contained in this Mandate. All Board members will be expected to:

(a)	develop and maintain an understanding of the Company’s operations, strategies and industry within which the Company operates;

(b)	develop and maintain an understanding of the regulatory, legislative, business, social and political environment within which the Company operates;

(c)	develop and maintain familiarity with the officers and senior management of the Company;

(d)	attend board and, if applicable, committee meetings regularly;

(e)	read advance materials prior to board or committee meetings;

(f)	participate fully and actively in the discussions of the board and any committee to which the individual belongs;

(g)	if absent from a meeting, keep up-to-date on discussions missed;

(h)	devote the necessary time and attention to Company issues in order to make informed decisions;

(i)	if requested, participate on board committees;

(j)	remain knowledgeable of the written mandate of the board and the charter of the committee or committees of which the director is a member; and

(k)	participate in continuing director education.

Article 5.                Chairman of the Board and the Chief Executive Officer

The Chairman of the Board and the CEO are two separate positions, but both positions may be held by the same person.

The Chairman of the Board will be elected from the members of Board. At time of election, the candidate must have served on the Board for a period of three years, or such other period as the Board may consider appropriate in the circumstances. The candidate will have demonstrated during his/her service on the Board that he/she supports the Board mandate, is an independent thinker, has the leadership qualities to lead the Board and has earned the respect and loyalty from the majority of the Directors through open and honest communication at all times.

The performance of the CEO will be evaluated on an annual basis by the Compensation Committee based on written objective criteria established by the Compensation Committee, which will include reference to the financial performance of the Company, establishment and implementation of strategies, achievement of Company goals and objectives, adherence to the principles of candour honesty and loyalty expected from a person in the position of CEO of a publicly traded company.

The compensation of the CEO will be determined by the Board’s Compensation Committee and the Committee may take into account advice from independent compensation consultants as it may deem appropriate. The compensation of the CEO will be linked with the financial performance of the Company, the implementation of strategies and the achievement of the Company goals and objectives.

The CEO will on a regular basis review succession planning with the Nominating and Corporate Governance Committee.

Article 6.                Position Descriptions

The Board will develop clear position descriptions for the Chairman of the Board, the chair of each committee and the CEO. The Board will ensure that the CEO position description delineates the responsibilities of management. In consultation with the Compensation Committee, the Board will develop the corporate goals and objectives that the CEO is responsible for meeting.

Article 7.                Orientation and Continuing Education

The Board will ensure that all new directors receive a comprehensive orientation which will include education regarding the role of the Board and its committees, the expectations of individual directors and the nature and operation of the Company’s business. The Board will ensure that directors are provided with continuing education opportunities to enhance their skills and abilities and understanding of the Company’s business.

Article 8.                Corporate Governance, Integrity and the Code of Business Conduct and Ethics

The principles for conducting business with integrity are contained in the Company’s Code of Business Conduct and Ethics (the "Code"). The Code describes the conduct the Company expects from its directors, officers and employees. Each Director is expected to comply with the letter and spirit of the Code and the Audit Committee will monitor compliance with the Code. The Board will ensure that the CEO and other executive officers conduct themselves with integrity and create a culture of integrity throughout the Company. The Board, in consultation with the Corporate Governance and Nominating Committee will develop and annually re-evaluate the Company’s approach to corporate governance.

Article 9.                Strategic Planning

The Board will adopt a strategic plan and, on an annual basis, re-evaluate the strategic plan. The Board may in the exercise of its strategic planning function utilize Company resources to the extent required and also rely on such independent strategic advisors as the Board deems appropriate.

The strategic plan will include at least the following:

(a)	an evaluation of the opportunities and risks of the business of the Company;

(b)

an analysis of the industry, including consideration of its dominant economic features, strength of competitors and competitive forces, changes in the competitive structure and changes in the business environment. Consideration must also be given to the reasons for strengthening and weakening of competitive forces, anticipation of the strategic moves of competitors and key success factors for the achievement of the Company’s goals and objectives. Strategic planning must involve an analysis of the attractiveness of the industry and the ability to increase profitability in the industry;

(c)

an analysis of the Company’s own position including the influence and competitive factors relating to suppliers, customers, substitute products, competitors, new and emerging competition and existing rivalry between competitors. Consideration must be given to determine the effectiveness of the existing strategy, the Company’s strengths, weaknesses, opportunities and threats, the pricing policies and the Company’s cost structures. In addition, the Company’s competitive position relative to its major competitors must be considered and strategic challenges must be identified; and

(d)	Consideration whether there is room for improvement of the present strategic position.

Article 10.              Risk Analysis

Since business risks are an ongoing threat to the Company, it is not sufficient to analyse risks on an annual basis when the strategic position of the company is determined. The Board will implement a policy for assessing the business risks in each area of the Company on an ongoing basis, which must include a critical risk assessment of the Company’s supply chain, technology, operations, sales and marketing, distribution and customer service. The Board will establish a procedure for the identification and assessment of the risks and the development and implementation of the mechanisms, processes and procedures for assessing and, if necessary, changing current practices and ensure effective implementation of risk avoidance measures and systems.

Article 11.              Succession Planning

The Board will develop a policy for the appointment, training and performance monitoring of senior management personnel. The policy will also include the identification of successors of senior management, the development, training and mentoring of the selected successors and implement the appropriate retention initiatives and reward schemes to ensure that chosen successors remain loyal to the Company.

Article 12.              Communication Policy

The Board will develop a policy that outlines the reporting requirements, procedures and practices required under applicable securities laws and stock exchange rules. In addition the communication policy will define the guidelines for communication with employees, the media, shareholders, creditors, political interest groups and government. The Communication Policy will ensure that the Company’s strategic information is dealt with in compliance with all statutes, regulations, bylaws, ordinances and other applicable legislation.

Article 13.              Internal Controls and Management Information Systems

The Board will, in conjunction with the Company’s Auditors or other external advisors, establish a policy to ensure that sufficient internal controls exist to monitor the financial performance of the Company, its separate divisions and departments. The Board will ensure that management implements:

(a)	information systems that are capable of providing accurate reports relating to efficiency, productivity, cost and profitability;

(b)	internal controls relating to accounting, controlling and finance; and

(c)	a management operating system to assist with forecasting, planning, work assignment, follow-up and verification, feedback, reporting evaluation and continuous improvement.

The Audit Committee will utilize such available information to report to the Board.

Article 14.              Reporting of Concerns

All stakeholders, including creditors, shareholders and employees, will be entitled to communicate any concerns about the Company’s conduct or other matters directly to the Chairman of the Board.

Article 15.              Majority Voting Policy

(a)              Majority Voting

Any director nominee who is elected to the Board in an uncontested director election in circumstances where the number of votes withheld against such director exceeds the number of votes cast in his or her favour (an “Affected Director”) shall submit to the Chairman of the Nominating and Corporate Governance Committee (with a copy to the Secretary of the Company) a written resignation promptly after the shareholder meeting at which the election occurred. Such resignation shall take effect if accepted in accordance with this Article 15.

The Nominating and Corporate Governance Committee of the Board shall consider the Affected Director’s resignation. Unless there are extraordinary circumstances, whether relating to the composition of the Board, the voting results or otherwise having regard to the best interests of the Company, the Nominating and Corporate Governance Committee shall recommend that the independent directors of the Board accept the Affected Director’s resignation, effective no more than 90 days following the shareholder meeting at which the election occurred. The Company shall promptly disclose in a press release the determination made by the independent directors including, if applicable, the reasons for rejecting an Affected Director’s resignation.

An Affected Director will not participate in the recommendation of the Nominating and Corporate Governance Committee or the determination made by the independent directors of the Board. If a quorum of the Nominating and Corporate Governance Committee cannot be obtained due to the service on the Nominating and Corporate Governance Committee of one or more Affected Directors, the unaffected independent directors shall consider the resignation and make the determination.

If the independent directors accept the resignation of the Affected Director, they may (subject to applicable law):

(a)	leave the vacancy unfilled until the next annual meeting of the Company

(b)	fill the vacancy through the appointment of a new director (other than the Affected Director); or

(c)	call a special meeting of shareholders at which a director nominee (other than the Affected Director) will be proposed for election by shareholders.

For greater certainty, this majority voting policy does not apply in any case where the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest.

(b)              Disclosure of Detailed Voting Results

Promptly after a shareholders’ meeting, the Company shall publicly disclose the number and percentage of votes cast For and Withheld against any director, as well as those cast For and Against each other matter voted upon by shareholders.

Article 16.              Amendment

This Mandate may be amended by the Company’s Board, subject to the disclosure and other provisions of the applicable corporate and securities legislation and stock exchange rules.

APPENDIX D
AMENDED AND RESTATED INCENTIVE SHARE OPTION PLAN
(2007)

1.	INTERPRETATION

1.1	For the purposes of the Plan, the following terms shall have the following meanings:

(a)

“Associate”, when used to indicate a relationship with any person, means (i) an entity of which the person beneficially owns or controls, directly or indirectly, voting securities entitling the person to more than 10% of the voting rights attached to outstanding voting securities of the entity, (ii) any partner of that person, (iii) any trust or estate in which the person has a substantial beneficial interest or in respect of which the person serves as trustee or executor or in a similar capacity, or (iv) in the case of an individual, a relative of that individual including a spouse of that individual, or a relative of that individual’s spouse if the relative has the same home as that individual;

(b)	“Board” means the Board of Directors of the Company;

(c)	“Common Shares” means the common shares without par value of the Company as constituted on the Effective Date of the Plan;

(d)	“Company” means Great Panther Silver Limited, a company continued under the Business Corporations Act (British Columbia);

(e)

“Consultant” means a person, other than an employee, executive officer or director of the Company or of a Related Entity of the Company, that (i) is engaged to provide services to the Company or a Related Entity other than services provided in relation to a distribution, (ii) provides the services under a written contract with the Company or a Related Entity of the Company, and (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Related Entity of the Company, and includes, for an individual Consultant, a corporation of which the individual Consultant is an employee or shareholder, and a partnership of which the individual Consultant is an employee or partner;

(f)

“Control” has the meaning ascribed to that term in Part 2 Division 4 Employee, Executive Officer, Director and Consultant Exemptions of National Instrument 45-106 Prospectus and Registration Exemptions;

(g)	“Eligible Person” means any director, officer, employee or Consultant of the Company or of a Related Entity of the Company;

(h)	“Existing Options” means stock options granted prior to the Effective Date pursuant to other Share Compensation Arrangements and which have not been exercised or cancelled;

(i)

“Insider” means (i) an insider as defined in the Securities Act (Ontario) other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company; and (ii) an Associate of any person who is an insider by virtue of (i) above;

(j)	“Option” means a right to purchase Common Shares granted to an Eligible Person pursuant to the Plan;

(k)	“Outstanding Issue” means the number of Common Shares that are outstanding from time to time on a non-diluted basis;

(l)	“Participant” means an Eligible Person to whom Options have been granted;

(m)

“Permitted Assign” means, for an Eligible Person, (i) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the person; (ii) a holding entity of the person; (iii) an RRSP or an RRIF of the person; (iv) a spouse of the person; (v) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the person; (vi) a holding entity of the spouse of the person; or (vii) an RRSP or an RRIF of the spouse of the person;

(n)	“Plan” means the Great Panther Silver Limited Amended and Restated Incentive Share Option Plan (2007);

(o)	“Related Entity” means an entity that controls or is controlled by the Company or that is controlled by the same person or entity that controls the Company;

(p)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares,

(q)	“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

(r)	“TSX” means the Toronto Stock Exchange.

1.2        Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

1.3        Except as otherwise stated, the Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of British Columbia and the laws of Canada applicable therein.

2.          STATEMENT OF PURPOSE

The principal purposes of the Plan are to advance the interests of the Company by (i) promoting a proprietary interest among Eligible Persons in the success of the Company and its Related Entities; (ii) attracting and retaining qualified directors, officers, employees and Consultants which the Company and its Related Entities require; (iii) providing Eligible Persons with additional incentive and encouraging share ownership by such Eligible Persons.

3.	SHARE OPTION PLAN

3.1	Administration of Plan

(a)

The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board, and consisting of not fewer than three Directors. If a committee is appointed for this purpose, all references to the Board shall be deemed to be references to the committee.

(b) Subject to the limitations of the Plan, the Board shall have the authority

(i)	to determine which Eligible Persons are to be granted Options;

(ii)	to grant Options to Eligible Persons;

(iii)	to determine the terms, limitations, restrictions and conditions respecting such grants;

(iv)	to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable;

(v)

to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with Section 3.8 hereof, as it may deem necessary or advisable.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Company and all other persons.

3.2	Shares Reserved

(a)

The aggregate maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be equal to 10% of the Outstanding Issue at the time of an Option grant, or such greater number or percentage as may be approved from time to time by the shareholders of the Company.

	(b)	The aggregate number of Common Shares reserved for issuance to any one person pursuant to the grant of Options shall not exceed 5% of the Outstanding Issue.

	(c)	An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

	(d)	As of the Effective Date any Existing Options previously granted by the Company which remain outstanding shall be deemed to have been issued under the Plan.

	(e)	Any Common Shares subject to an Option which expires or for any reason is cancelled or terminated without having been exercised, shall again be available for grant under the Plan.

3.3	Eligibility

	(a)	Options may be granted by the Board to any Eligible Person, subject to the limitations set forth in Section 3.5.

	(b)	Upon written notice from an Eligible Person, any Option that might otherwise be granted to that Eligible Person will be granted, in whole or in part, to a Permitted Assign of that person.

3.4        Non-Exclusivity - Nothing contained in this Plan shall prevent the Board from adopting other or additional Share Compensation Arrangements, subject to obtaining any required regulatory and shareholder approvals.

3.5	Limits With Respect to Insiders

(a)

The aggregate number of Common Shares which may be reserved for issuance pursuant to Options granted to Insiders under the Plan and any other Share Compensation Arrangement shall not exceed 10% of the Outstanding Issue.

(b)

The aggregate number of Common Shares issued to Insiders pursuant to the exercise of Options and any other Share Compensation Arrangement, within a one-year period, shall not exceed 10% of the Outstanding Issue. The aggregate number of Common Shares issued to any one Insider and such Insider’s Associates pursuant to the exercise of Options and any other Share Compensation Arrangement, within a one-year period, shall not exceed 5% of the Outstanding Issue.

(c)

Any entitlement to acquire Common Shares pursuant to Options granted under the Plan or any other Share Compensation Arrangement prior to the Participant becoming an Insider of the Company shall be excluded for the purposes of the limits set out in (a) and (b) above.

3.6	Amendment and Termination

(a)

Subject to prior regulatory approval where required, the Board may, without shareholder approval, amend, suspend or terminate the Plan at any time, provided that the Board may not do any of the following without obtaining the approval of the shareholders of the Company in the same manner as set out in Subsection 3.8(b):

		(i)	increase the maximum number of Common Shares that may be reserved for issuance pursuant to Options granted under the Plan;

		(ii)	alter or impair any Existing Options granted to a Participant without the consent of the Participant; or

		(iii)	materially increase the benefits under the Plan.

If the Plan is terminated, the provisions of the Plan and any rules and regulations adopted by the Board and in force at the time of termination of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

(b)	Without limiting the generality of the Board’s authority set out in Subsection 3.6(a), the Board may, without shareholder approval, amend the Plan by:

	(i)	including or changing vesting provisions in the Plan;

	(ii)	changing the termination provisions of the Plan which do not entail an extension beyond the original expiry date; and

	(iii)	adding a cashless exercise feature, payable in cash or securities.

(c)

The Board may amend the terms of any outstanding Option (including, without limitation, the cancellation of an Option or an amendment to the date or dates on which an Option or a portion thereof vests and so becomes exercisable), provided that:

(i)	any required regulatory approvals are obtained;

(ii)	the Board would have had the authority to initially grant the option under terms as so amended; and

(iii)	the consent of the Participant is obtained.

3.7        Compliance with Legislation and Stock Exchange Rules - The Plan, the grant and exercise of Options under the Plan and the Company’s obligation to issue Common Shares on exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required. The Company shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. In addition, the Company shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading. Common Shares issued to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws. In particular, if Options are granted to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Options shall be made in compliance with applicable United States securities laws.

3.8	Approvals – The Plan is subject to:

	(a)	approval by TSX and, if necessary, any other exchange on which the Common Shares may be listed and posted for trading; and

(b)

approval by the shareholders of the Company, given by the affirmative vote of the holders of a majority of the voting securities of the Company present, or represented and entitled to vote for this purpose, at an annual or special meeting of shareholders held, among other things, to consider and approve the Plan.

3.9        Disinterested Shareholder Approval – Notwithstanding that the Plan has been approved by shareholders of the Company under Subsection 3.8(b), the Company must obtain disinterested shareholder approval:

(a)	if the Company decreases the exercise price of Options previously granted to Insiders or to participants who are Insiders at the time of the proposed decrease; or

(b)	if the Company extends the term of Options previously granted to Insiders or to participants who are Insiders at the time of the proposed extension; or

(c)

if the Plan, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to Insiders, within a twelve-month period, of a number of Options exceeding 10% of the Outstanding Issue.

Disinterested shareholder approval must be given by a majority of the votes cast at a meeting of shareholders of the Company other than votes attaching to Common Shares beneficially owned by Insiders to whom Options may be granted and Common Shares may be issued under the Plan and by Associates of such Insiders. Holders of non-voting and subordinate voting shares of the Company must be given full voting rights on a resolution that requires disinterested shareholder approval.

4.          GRANT OF OPTIONS

4.1        Exercise Price – The Board will establish the exercise price of an Option at the time each Option is granted provided that such price shall not be less than the closing price of the Common Shares on TSX (or, if the Common Shares are not then listed and posted for trading on TSX, on such other stock exchange on which the Common Shares are listed and posted for trading as may be selected by the Board) on the last business day immediately preceding the date of grant of such Option. If there is no trading on that date, the exercise price shall not be less than the weighted average of the bid and ask prices on the five consecutive trading days preceding the date of grant.

4.2        Option Certificate - Upon the grant of an Option, the Company will deliver to the Participant an Option certificate dated the date of grant, containing the terms of the Option and executed by the Company. Upon such delivery such Participant will be a Participant in the Plan and have the right to purchase the Common Shares on the terms set out in the Option certificate and in the Plan.

4.3        Time of Exercise – The Board may determine when any Option will become exercisable and may determine that any Options shall vest and be exercisable in installments. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. In the event that any Option expires during, or within 48 hours after, a period during which directors, officers and employees are prohibited from trading securities of the Company (referred to as a self-imposed blackout period), such expiry date will become the 10th day following the end of the blackout period.

4.4	Early Expiry

(a)

If a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable 30 days after the Termination Date. If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant, if an employee, resigned or was dismissed with or without cause, or, if a director or officer, was removed or not re-elected or re-appointed a director or officer, or, if a Consultant, his services were terminated. This provision will apply regardless of whether the Participant received compensation in respect of termination or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant.

(b)

If a Participant dies, the legal representatives of the Participant may exercise the Participant’s Options within six months after the date of the Participant’s death, but only to the extent the Options were, by their terms, exercisable on the date of death.

4.5        Acceleration on Change of Control – In the event of a Change of Control (defined below), all Options outstanding shall be immediately exercisable, notwithstanding any determination of the Board pursuant to Section 4.3 hereof, if applicable.

“Change of Control” means the occurance of any one or more of the following events:

(a)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any Related Entity and another corporation or other entity, as a result of which the holders of Common Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(b)

the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company and/or any of its subsidiaries (as defined in the Securities Act (Ontario)) which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Company and its subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its subsidiaries;

(c)	a resolution is adopted to wind-up, dissolve or liquidate the Company;

(d)

any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or the Acquiror’s Associates and/or the Acquiror’s affiliated companies (as defined in the Securities Act (Ontario)) to cast or to direct the casting of 20% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor company (regardless of whether a meeting has been called to elect directors);

(d)

as a result of or in connection with: (i) a contested election of directors, or; (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its Related Entities and another company or other entity, the nominees named in the most recent management information circular of the Company for election to the Board shall not constitute a majority of the Board; or

(f)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of this Section, “Voting Securities” means Common Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options of rights to purchase such shares or securities.

4.6        Prohibition on Transfer of Options – Options are personal to each Elegible Person. Subject to Section 4.7, no Eligible Person or Permitted Assign may deal with any Options or any interest in them or transfer any Options now or hereafter held by the Eligible Person or Permitted Assign. If a Permitted Assign is a holding entity and ceases to be controlled by the Participant, such Participant will be deemed to have transferred any Options held by such holding entity. A purported transfer of any Options in violation of the Plan will not be valid and the Company will not issue any Common Shares upon the attempted exercise of improperly transferred Options. “Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, incumberance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing.

4.7        Permitted Transferees – Section 4.6 does not apply where a transfer (a) is between an Eligible Person and the Permitted Assign of that Eligible Person, or (b) is between Permitted Assigns of that Eligible Person, or (c) the transfer is from a trustee, custodian or administrator acting on behalf, or for the benefit of Eligible Persons, to an Eligible Person or Permitted Assign of that Eligible Person, if the Option was acquired from an Eligible Person or the Permitted Assign of that Eligible Person. For the purposes of this Section, references to Eligible Person include a former Eligible Person.

4.8        Right to Terminate Options on Sale of Company – Notwithstanding any other provision of this Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Company or any proposed merger, consolidation, amalgamation or offer to acquire all of the outstanding Common Shares (collectively, the “Proposed Transaction”), the Company may give written notice to all Participants advising that their respective Options, including Options held by their Permitted Assigns, may be execised only within 30 days after the date of the notice and not thereafter, and that all rights of the Participants, and their Permitted Assigns under any Options not exercised will terminate at the expiration of the 30-day period, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within the 180-day period, no right under any Option will be affected by that notice, except that the Option may not be exercised between the date of expiration of the 30-day period and the day after the expiration of the 180-day period.

4.9	No Rights as Shareholder or To Remain Eligible Person

(a)

The only rights as a shareholder of the Company which a Participant will have with respect to an Option are with respect to those of the Common Shares that the Participant has acquired through exercise of the Option in accordance with its terms.

(b)

Nothing in this Plan or in any Option certificate shall confer on any Participant any rights to remain as a director, officer, employee or Consultant of the Company or any Related Entity of the Company for any period.

4.10       Adjustments to Common Shares - The number of Common Shares delivered to an Participant upon exercise of an Option will be adjusted in the following events and manner, subject to the right of the Board to make such other or additional adjustments as are appropriate in the circumstances.

(a)

Upon (i) a subdivision of the Common Shares into a greater number of Common Shares, (ii) a consolidation of the Common Shares into a lesser number of Common Shares or (iii) the issue of a stock dividend to holders of the Common Shares, the Company will deliver upon exercise of an Option, in addition to or in lieu of the number of Common Shares in respect of which the right to purchase is being exercised and without the Participant making any additional payment, such greater or lesser number of Common Shares as result from the subdivision, consolidation or stock dividend.

(b)

Upon the distribution by the Company to holders of the Common Shares of (i) shares of any class (whether of the Company or another corporation) other than Common Shares, (ii) rights, options or warrants, (iii) evidences of indebtedness or (iv) securities or other property or assets (other than dividends in the ordinary course), the Company will deliver, subject to any prior approval of TSX and any other applicable exchange on which the Common Shares may be listed and posted for trading or any applicable regulatory authorities, upon exercise of an Option, in addition to the number of Common Shares in respect of which the right to purchase is being exercised and without the Participant making any additional payment, such other securities, evidences of indebtedness or assets as result from such distribution.

(c)

Upon a capital reorganization, reclassification or change of the Common Shares, an amalgamation, arrangement or other form of business combination of the Company with another corporation or a sale, lease or exchange of all or substantially all of the property of the Company, the Company will deliver upon exercise of an Option, in lieu of the Common Shares in respect of which the right to purchase is being exercised, the kind and amount of shares or other securities or property as result from such event.

(d)	The adjustments provided for in this section are cumulative.

(e)

The Company will not be required to issue fractional Common Shares or other securities under the Plan and any fractional interest in a Common Share or other security that would otherwise be delivered upon the exercise of an Option will be cancelled.

5.           EXERCISE OF OPTION

5.1        Manner of Exercise - A Participant who wishes to exercise an Option may do so by delivering the following to the Company on or before the expiry date of the Option:

(a)	a notice in writing exercising the Option; and

(b)	a cheque (which need not be a certified cheque) or bank draft payable to the Company for the aggregate exercise price for the Common Shares being purchased.

If the Participant is deceased, the Option may be exercised by the legal personal representatives of the Participant who, in addition to delivering to the Company the foregoing, must also deliver to the Company evidence of their status as legal personal representatives.

5.2           Delivery of Share Certificate - Not later than 10 business days after receipt of the notice exercising an Option and payment in full for the Common Shares being acquired, the Company will direct its transfer agent to issue a certificate in the name of the Participant (or, if deceased, his estate) for the number of Common Shares purchased by the Participant (or his estate), which will be issued as fully paid and non-assessable Common Shares.

5.3           Cashless Exercise - A Participant may, if determined by the Board, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the Participant that number of Common Shares, disregarding fractions which, when multiplied by the closing price of the Common Shares on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the Option multiplied by the difference between the closing price on the day immediately prior to the exercise of the Right and the Option exercise price.

5.4           Withholding Tax - When a Participant or other person becomes entitled to receive Common Shares upon exercise of an Option, the Company shall have the right to require the Participant or such other person to remit to the Company an amount sufficient to satisfy any federal, provincial or other law requiring withholding of tax or other required deductions relating to the delivery of Common Shares. Unless otherwise prohibited by the Board or by applicable law, satisfaction of such withholding obligations may be accomplished by any of the following methods or by a combination of such methods:

(a)	the tendering by the Participant of a cash payment to the Company in an amount equal to the total withholding obligation; or

(b)

the withholding by the Company, from the Common Shares otherwise due to the Participant, such number of Common Shares having a market price, determined as of the date the withholding obligation arises, equal to the amount of the total withholding obligation, for purposes of selling such withheld Common Shares in order to satisfy any applicable withholding obligations, subject to applicable law; or

(c)	the withholding by the Company, from any cash payment otherwise due to the Participant, such amount of cash as is equal to the amount of the total withholding obligation,

or such other manner acceptable to the Company, provided, however, that the sum of any cash so paid or withheld and the market price of any Common Shares so withheld is sufficient to satisfy the total withholding obligation.

6.           EFFECTIVE DATE

The Plan has been approved by the Board on May 14, 2007. The Plan is effective on June 28, 2007, upon receipt of shareholder approval (the “Effective Date”). On the Effective Date the Plan supercedes and replaces all previous stock option plans and Existing Options granted prior to the Effective Date under any other Share Compensation Arrangement will become subject to the Plan.